
03016287

TIMKEN

Transformation Delivers Strong Year-Winning Future

2002 | ANNUAL REPORT



Net Sales
($ Millions)


$3,000
$2,500
$2,000
$1,500
$1,000
$500
'98 '99 '00 '01 '02

Earnings Per Share – Diluted


$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$-0.50
'98 '99 '00 '01 '02

Dividends Per Share


$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
'98 '99 '00 '01 '02

contents

About the cover ...

The Timken Company has transformed, putting the pieces in place for a firm foundation of increased profitability, innovation, customer centricity and cost competitiveness. Completing the Torrington acquisition has given us the additional resources to build upon that foundation to increase dramatically our value to customers and shareholders.

While we will capture $80 million annually in synergies by 2005, this acquisition is really about profitability and growth ... based on acquiring a similar, successful company with a complementary product offering. The new Timken Company is a global leader in three complementary product and service lines: tapered roller bearings, needle roller bearings and alloy steels. We become a $3.6 billion company with operations in 29 countries and still headquartered in Canton, Ohio.

TIMKEN

+ TORRINGTON

TWO GREAT NAMES=
ONE GREAT COMPANY

FINANCIAL *summary*

(Thousands of dollars, except per share data)	2002	2001
Net sales	**$ 2,550,075**	$ 2,447,178
Impairment and restructuring charges	**32,143**	54,689
Income (loss) before income taxes and cumulative effect of change in accounting principle	**85,518**	(26,883)
Provision for income taxes	**34,067**	14,783
Income (loss) before cumulative effect of change in accounting principle	**$ 51,451**	(41,666)
Net income (loss)	**$ 38,749**	$ (41,666)
Earnings per share	**$ .63**	$(.69)
Earnings per share - assuming dilution	**$ .62**	$(.69)
Dividends per share	**$ .52**	$ .67

QUARTERLY *financial data*

2002	Net Sales	Gross Profit	Impairment & Restructuring	Net Income (Loss)	Earnings Per Share[3] Basic	Earnings Per Share[3] Diluted	Dividends Per Share
(Thousands of dollars, except per share data)							
Q1[1]	**$ 615,757**	**$ 118,642**	**$ 3,057**	**$ (3,514)**	**$ (.06)**	**$ (.06)**	**$ .13**
Q2	**660,829**	**124,301**	**14,226**	**3,960**	**.07**	**.07**	**.13**
Q3[3]	**628,591**	**111,262**	**7,703**	**1,837**	**.03**	**.03**	**.13**
Q4	**644,898**	**115,372**	**7,157**	**36,466[2]**	**.58**	**.57**	**.13**
	$ 2,550,075	**$ 469,577**	**$ 32,143**	**$ 38,749**	**$ .63**	**$ .62**	**$ .52**

2001	Net Sales	Gross Profit	Impairment & Restructuring	Net Income (Loss)	Earnings Per Share Basic	Earnings Per Share Diluted	Dividends Per Share
(Thousands of dollars, except per share data)							
Q1	$ 661,516	$ 118,014	$ 7,907	$ 2,222	$ .04	$ .04	$ .18
Q2	634,389	111,083	16,859	(14,574)	(.24)	(.24)	.18
Q3	577,698	90,951	24,639	(30,532)	(.51)	(.51)	.18
Q4	573,575	80,672	5,284	1,218[2]	.02	.02	.13
	$ 2,447,178	$ 400,720	$ 54,689	$ (41,666)	$ (.69)	$ (.69)	$ .67

(1) Net income (loss) and earnings per share for Q1 reflect the cumulative effect of change in accounting principle in accordance with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The change reduced net income (loss) by $12.7 million or $.21 per share.

(2) Includes receipt (net of expenses) of $50.2 million and $29.6 million in 2002 and 2001 resulting from the U.S. Continued Dumping and Subsidy Offset Act.

(3) Annual earnings per share do not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

	2002 Stock Prices High	Low
Q1	**$24.50**	**$15.35**
Q2	**27.41**	**20.50**
Q3	**24.00**	**16.54**
Q4	**20.27**	**14.92**

	2001 Stock Prices High	Low
Q1	$17.38	$14.63
Q2	18.65	14.89
Q3	17.16	11.75
Q4	16.49	13.04

To Our Shareholders

In 2002, our three-year-old transformation delivered for The Timken Company, and the company delivered for shareholders and customers. That delivery included both improved financial results for the year and a stronger foundation for future success.

Evidence continues to support the conclusion that we were wise to launch the transformation in late 1999 – just as the long manufacturing recession was setting in but before it exacted its worst tolls. The transformation has been aggressive and its purpose clear: make our company more profitable and better able to grow, by making it more global, more innovative and more customer-centric – and reducing its asset intensity.

Transformation Delivers

In late 2002 and early 2003, we took another large step toward profitable growth with the $840 million acquisition of The Torrington Company. The deal, which closed on February 18, 2003 increases company sales by nearly 50%, outstanding shares by about 35%, and is expected to increase 2003 earnings per share by at least 10%. In the years ahead, we expect even greater benefits. We financed the $700 million cash component of the acquisition principally through a public offering of 12.65 million Timken common shares and an offering of $250 million seven-year senior unsecured notes. In addition, we issued 9.4 million Timken common shares valued at $140 million to Ingersoll-Rand. (You can learn more about the acquisition beginning on page 6.)

During 2002, amid sluggish markets, the company achieved impressive earnings improvement. Net income was $53.3 million or $.87 per diluted share, excluding restructuring and reorganization charges. That was up from $.01 in 2001. Including those special charges, net income was $38.7 million. The result for investors? Our share price increase reflected a strong recovery from 2001 and, combined with the 52-cent dividend, resulted in a return for shareholders of 21.4% – well above the S&P 500 whose shares averaged a loss of 22.1%. Among investors, The Timken Company has a well-known philosophy of paying dividends and providing shareholders with a return on which they can rely, regardless of the ups and downs of economic and business cyclicality. In February of 2003, we paid our 323rd consecutive quarterly dividend.

Historically, a major Timken Company strength has been the strategy of maintaining a solid balance sheet. It reflects our base philosophy – manage successfully for the long term, leverage our core knowledge by investing in related businesses that we know and can grow with superior quality products and services, and generate good returns for shareholders.

You could see that philosophy at work in 2002. Cash flow from determined, aggressive cost control actions enabled us to bring down net debt to $379 million at year-end 2002 versus $464 million a year earlier. This was no easy task, given the economic and market softness that presented major challenges throughout the year. Our emphasis on cost controls lowered our ratio of selling and administrative expenses to sales to 13.7% from 14.7% in 2001.

We also kept tight reins on capital spending, keeping it aligned with the wobbling economy and about 10% lower than 2001's $102 million level. Importantly, combined with strong gains in productivity, that still enabled us to continue making the kind of investments that successfully support our growth-oriented transformation strategy. Examples include investing in our automotive plants to support the introduction of new products for new automotive platforms, acquiring Glunt Industries to strengthen our growing service business, and initiating a joint venture facility in China that will provide a more competitive source for certain standard bearing products.

Our continuing emphasis on cash generation and increasing sales produced $206 million in net cash flow from operations. A major contributor to cash flow – and for that matter the entire company's financial performance – was our alloy steel business. It continues to do what few other domestic steel companies have been able to accomplish: remain consistently profitable. The investments made in our steel business over the last 15 years are now providing a strong competitive advantage. That translates into an ability to advance technology, increase productivity to bring additional value to customers and shareholders – and increase market penetration. Our precision steel components business, begun eight years ago from our base alloy steel business, also had a strong year, continuing its international expansion, including new operations in Brazil.

Three years ago, when we announced the transformation with its ambitious growth goals, we also set equally aggressive and clear cost reduction goals. A watershed was formulating and launching a new manufacturing strategy in April 2001. Its intent was to create a global network of focused factories, improve productivity, increase the range and effectiveness of services provided to customers, and reduce costs by $80 million annually by the end of 2002. We hit that savings target and achieved our productivity and customer service goals. In doing so, we established a solid foundation for continuing to compete more successfully in all market conditions. As previously announced, we expect to reduce costs by an additional $40 million by the end of 2004.

Timken invested $53 million in 2002 for research and development. Chairman W.R. Timken, Jr. and Gina Elkins, principal research engineer, are at one of the company's wheel bearing performance testing machines in Canton, Ohio. This testing capability is instrumental in developing value-adding, integrated bearing assemblies.

Punctuating this manufacturing strategy in 2002 was closing our bearing plant in Duston, England and selling our tooling plant in Ashland, Ohio. Both actions lowered asset intensity. In the case of Duston, the closure eliminated a facility that no longer could compete globally, especially with the added pressures of currency exchange rates. Selling the Ashland facility removed from the company a non-core business and generated funds to invest elsewhere.

CoLinx, an e-business alliance formed three years ago with three other manufacturing companies to improve service to distributors in North America, served as still another example of lowering asset intensity and simultaneously improving customer service. In 2002, we sold assets from two of our North American regional service centers to CoLinx Logistics.

Throughout 2002, the 18,000 Timken associates delivered on all counts, and we commend them. A prime example is sales. Persistently soft industrial markets notwithstanding, sales in 2002 were $2.55 billion, up 4% from 2001. Keys were:

- bolstering our ability to serve a strong automotive market with value-adding products, including new integrated wheel hub units and fuel efficient bearings.
- adding market share at the expense of competitors, and
- offering expanded services, ranging from maintenance of heavy industrial mill equipment to increased e-business opportunities for customers and distributors.

Another transformation priority is increasing innovation for customers in ways that bring them extra value. 2002 was a banner year in that respect as well. The company introduced:

- Products that enhance brake performance and fuel economy on the Ford Expedition sport utility vehicle.
- Package bearings that enhance maneuverability and brake performance on the Dodge Ram pickup.
- Fuel efficient bearings for drivelines on the Mercedes-Benz E-Class sedan.
- A variety of new products beyond bearings, including single-point lubricators that ensure proper and regular grease delivery into machinery, improving maintenance and reducing costs.

(You can learn more about these and other innovations beginning on page 8.)

Underlying those innovations is our ongoing commitment to advancing technology. Once again, we invested heavily in R&D. That included dedicating our new technology center in Colmar, France and preparing to move our technology center in Bangalore, India to a new and larger facility. Colmar provides access to major European design centers. Bangalore has become a major technology development center for many leading companies which are attracted by its large number of graduate engineers and low cost structure – and in a nation which offers the promise of significant economic growth. Together, the new centers join our existing facilities in supporting the transformation priorities of becoming a more global company and better serving customers everywhere.

Our 2002 success was all the more impressive when keeping in mind that many key associates successfully performed a demanding dual role: continuing to drive business performance while simultaneously planning for our acquisition of Torrington. The acquisition, the company's largest-ever, brings two great and respected names into a single enterprise with a broader range of innovative and complementary product lines. Combined, we offer a greater variety of custom engineered solutions for more customers in more locations. Moreover, we bought a company in an industry that we know intimately, and this bodes well for a quick, effective integration.

Having technology centers located around the world allows Timken to work in strategic partnership with customers. James Griffith (center), president and chief executive officer, with Jens Goldenbohm, manager-product development, and Luc Houpert, scientist and manager-fundamentals and performance monitoring, are at the company's new technology center in Colmar, France.

Over the years, along with advancing technology and serving customers in a superior fashion, another major foundation stone for success has always been our company's core values. In a year marked by many companies experiencing accounting irregularities, conflicts of interest and questionable business judgments, it was comforting to know that Timken associates worldwide continued to observe and work by our company's core values. Chief among them requires working to the highest level of ethics and integrity. Timken associates have done so for more than 100 years – and will keep doing so as we pursue growth aggressively. This core value has its roots in the words of founder Henry Timken who once said, "Above all, don't set your name to anything you will ever have cause to be ashamed of." This strongly grounded commitment was reflected in President Bush's nomination of Chairman W.R. "Tim" Timken, Jr. to chair the board of directors of the Securities Investor Protection Corporation. Congress created the SIPC to provide protection for investors against losses that result from broker-dealer failures and to promote investor confidence in the nation's securities markets. He will continue full-time service as the company's chairman.

Is our transformation complete? Our associates are skillfully executing the new manufacturing strategy. They are successfully reducing costs and improving customer service. Certainly, the Torrington acquisition stands to make Timken more global by enabling us to provide a broader range of products and services to more customers in more locations. But the transformation is far from over. We still have opportunities to speed the pace of innovation, become even more customer-centric and further lower cost and asset intensity. Our associates will continue driving to fully seize those opportunities.

Meanwhile, other matters also have required our close attention. Two years ago, Congress passed the Continued Dumping and Subsidy Offset Act that required that tariffs collected on unfairly priced imports be directed to the industries harmed, but only when dumping continues after an anti-dumping order is issued. Enforcement of this trade law in 2002 resulted in Timken receiving a $54 million payment – which we will use for more investment to remain competitive.



Technological advancements in our steel-making operations deliver strong bottom-line results, even in difficult economic periods. Bill Bowling (left), executive vice president, chief operating officer and president – steel, is in the chemistry lab at the company's Harrison Steel Plant in Ohio with Chemists Doug Gapen and Tammy Ondrejko. Robotics and advanced testing systems in the lab contribute to the efficiency of our steel operations.

Lower stock market returns and lower interest rates reduced asset values and presented a challenge for pension funding. The company contributed about $106 million to the fund, about $54 million of it with three million Timken common shares. Heading into 2003, we have built into our business plan the ability to handle the need for any additional contributions to our pension plans. Our confidence grows from our determination to generate strong cash flow and to maintain a strong balance sheet.

Last year, we continued our carefully planned senior management succession. Jim Griffith, who had been serving as president and COO, was elected president and CEO. Since being named president more than three years ago, Jim has driven our successful transformation and developed an outstanding management team. Ward J. Timken, Jr., corporate vice president – office of the chairman, was elected to our board. He is spearheading the integration of Torrington. Clay LaForce retired from our board on which he had been serving since 1994. We deeply appreciate his many contributions. We have nominated to join our board General Joseph Ralston, USAF, Retired. He will stand for election at the April 15 board meeting.

As 2003 dawned, the U.S. and global economies continued to be surrounded by a ring of question marks. Uncertainties included the level and pace of economic recovery, currency exchange rates, enforcement of trade laws and possible military actions. Nonetheless, our company's 2002 performance gives us great confidence that our transformation has put us on the track for sustained success. Our acquisition of Torrington presents us with even more opportunities to achieve greater profitability.

W.R. Timken, Jr. James W. Griffith Bill J. Bowling

Two great names. One great company.



Needle roller bearing

The acquisition of The Torrington Company represents a powerful move by a strong company. It builds on our proud heritage and bodes well for a promising future.

During three years of transformation, Timken associates prepared well for such a move, building the company into a leaner, more competitive world leader with a strong balance sheet and solid cash flows.

Why buy Torrington? This most significant event in the company's history creates a platform for accelerating both profitability and growth. Timken and Torrington have been global leaders in their areas of expertise. With the acquisition, we build an organization that will be better able to compete strongly the world over. At the same time, we improve our ability to provide additional value for Timken shareholders and customers. We've positioned ourselves structurally and financially to 'catch the wave' as economies and markets recover.

Specifically, this acquisition offers the company opportunities to:

- ***Leverage our core competencies by offering a strong strategic fit.*** Timken is a world leader in applying bearing steel material science to anti-friction bearings. Torrington is a leading worldwide producer of needle roller, heavy-duty roller and ball bearings, and motion control components and assemblies. Together, we become a global leader in three complementary product and service lines: tapered roller bearings, needle roller bearings and alloy steels.

- ***Bolster our presence in the automotive markets by building on the strengths of each organization.*** The addition of Torrington's customized bearings solutions business significantly strengthens Timken's existing automotive segment and provides opportunities for innovation in a dynamic area – power train systems. The combined company's engineering expertise enables our customers to benefit from innovative new products and components to further enhance their competitive positions. For example, Torrington's sophisticated needle bearing solutions for automotive power train applications strongly complement Timken's leading tapered roller bearing and precision steel component solutions for wheel ends and drivelines. Following the acquisition, Timken is one of the top 100 automotive suppliers worldwide.



Tapered roller bearing

○ ***Improve service to industrial customers by offering a broader line of engineered products and services.*** The acquisition enables us to bring our expanded product and service offerings to new markets and leverage our geographic presence to provide more products and services to our distribution network. For other industries, the acquisition creates the opportunity for Timken to provide a broadened base of technology, market and applications knowledge for customers and distributors globally. One important result is more integrated engineering solutions for new original equipment designs and the opening up of new market segments.

○ ***Create an even more competitive global presence.*** Although Torrington is U.S.-based, it has operations and affiliations in Asia, Europe and around the world, which strengthen our own global operations. Having manufacturing, engineering, sales and marketing close to our customers, wherever in the world they are, strengthens our ability to serve them.

○ ***Build upon the reputation of our Timken technologists.*** The research, engineering and product development knowledge and experience of the experts at Torrington are a strong match for our organization. The result is a fiercely competitive global team.

Timken and Torrington are very similar in heritage, brand promise and market approach, which will facilitate integration. Both companies were founded on a patented innovation – Timken, the tapered roller bearing, and Torrington, the needle roller bearing. And both companies, through more than 100 years in business, have built strong traditions of quality, technology and innovation.

A key to capitalizing on the value of Torrington is to fully integrate it into Timken – to move ahead as one operating enterprise. We believe we have put the resources in place to achieve that. And while we are pursuing cost savings through synergies, this acquisition is really about growing the company profitably. The knowledge and operational base at Torrington is central to that growth. We welcome the great capabilities of the Torrington associates, whom we highly respect.

With the acquisition, we all join the same team. We'll become one integrated organization, poised for enhanced profitability and growth. It's an exciting prospect.

W.R. Timken, Jr.

James W. Griffith

Torrington At A Glance

The Acquisition:

- *$840 million in cash and stock to parent Ingersoll-Rand Company Limited.*
- *Of that, $700 million in cash; $140 million in Timken shares.*
- *Public stock offering of 12.65 million shares to pay down debt on the cash payment.*
- *Expected to be accretive to earnings per share by at least 10% in 2003.*
- *$80 million in annual cost savings by end of 2005, with $20 million of that in the first year after completing the acquisition.*

2002 Torrington Sales:

- *$1.2 billion*

Products:

- *World leader in needle roller bearing technology.*
- *Heavy-duty roller bearings (spherical and cylindrical roller bearings).*
- *Ball bearings.*
- *Motion control components and assemblies.*
- *Customized engineering solutions.*
- *Brands: Torrington, Kilian, Fafnir, Nadella, IRB.*

Associates:

- *10,000 associates worldwide.*
- *Known for engineering expertise and strong product development.*

Operations:

- *More than 50 offices and 25 manufacturing plants in North and South America, Europe and Asia.*
- *Joint venture operations around the world.*

Innovation CREATES VALUE



The company's three-year transformation has been fueled by the innovative ideas of our associates ... innovation in both cost control and product development. The results are evident companywide. A sterling example is our automotive business.

In 2002, we restructured our manufacturing operations, closing the Duston, England, plant; selling the tooling plant in Ohio; and nearly doubling the capacity of our plant in Poland – within its existing walls. At the same time, we entered strategic partnerships around the world and stepped up international manufacturing and sourcing.

Also in 2002, we teamed with Japan-based NSK in a manufacturing joint venture. Together, we recently broke ground for a plant near Shanghai, China. In early 2004, the plant will be a source of high-volume, single-row, tapered bearings.

We also continued to outsource non-core operations, entering a joint venture with two other Japan-based companies, Sanyo Special Steel Co., Ltd. and Showa Seiko Co., Ltd. The venture acquired the assets of Timken's Winchester, Kentucky, plant and is producing forged and machined rings for bearing manufacture. Timken bearing plants worldwide have long used components from both the Winchester plant and Showa Seiko, so this combination of resources is expected to yield increased efficiencies while reducing our asset intensity.

We also have stepped up production of steel ring components in Brazil at our joint venture with SKF, a Sweden-based bearing company. The facility grew quickly in 2002 and will be at full capacity by the end of 2003, serving the regional bearing component needs of Timken and SKF.



Mercedes-Benz engineers Manfred Schmidtmann and Dr. Petra Marx

Timken engineers Martin Baisch and Mark Joki

Well into this restructuring, automotive demand began to increase. Despite our changing manufacturing base, we were able to leverage the increased demand into new sales, including seven new product platforms for 2004 to 2006 model years worth more than $280 million total.

"There was no shortcut to this success," says Karl Kimmerling, president – automotive. "Our associates worked hard to expedite the transition and continue to seek additional sources of supply. The result is an automotive business with a lower break-even point. We are better positioned to maintain profitability when demand is low but can capitalize on strong demand, as in 2002."

PRODUCT DEVELOPMENT YIELDS SUCCESS

Just as cost competitiveness fed our automotive success, our ability to innovate new, forward-integrated products continues to bring value to customers.

Timken bearings, steel and components are found in winning race cars around the world. The race track has long been a proving ground for Timken products. In 2002, we launched the new RacePac™ wheel bearing assembly, which is a pre-set package, ready to race for NASCAR teams. Designed with tapered roller bearings, seals and precisely ground spacers and hubs, RacePac assemblies contribute to increased performance and safety. And that innovation translates into improved products on roads and highways as well.



In 2002, Timken introduced the fuel efficient bearing for automotive drivelines. The new design has improved fuel economy by 1.5% and reduced power loss by 25%. Engineers from Mercedes-Benz and Timken worked closely to design the bearings for Mercedes-Benz E-Class vehicles.

Timken engineers developed a new integrated bearing and hub package for Continental Teves' brake system that is used on all four wheels of the 2003 model year Ford Expedition and Lincoln Navigator sport utility vehicles. The bearing and hub assembly in this application, which is made at our Lincolnton, North Carolina, plant, contains a Timken® SENSOR-PAC™ package bearing mated to a drive hub. We are supplying a similar integrated hub and package-bearing unit for the 2002 model year Dodge Ram 1500 series pickup truck. This single integrated unit is pre-sealed and pre-lubricated and can be bolted directly onto the wheel knuckle of light trucks and sport utility vehicles. By offering these integrated components, we can reduce system costs and improve reliability for our customers – and their customers enjoy improved durability, ride, handling and fuel economy.

Our presence in the automotive replacement market is also growing at a fast pace, with a 14% increase in 2002 U.S. sales. Certainly, winning new original equipment platforms feeds this growth and creates long-term demand for our integrated bearing and hub packages, but so does growing our line of related products, including bearings of all types, kits, seals and greases. Offering a broader line meets our customers' needs to work with fewer, more value-adding suppliers. As a result, we won a five-year contract worth $10 million annually to supply the Parts Plus marketing group for its North American distributor network, serving automotive parts stores, dealers and fleets for automotive, agriculture, construction and motorcycle applications.

PARTS PLUS

STRENGTHENING THE FOUNDATION IN INDUSTRIAL

By contrast to the automotive sector, 2002 was a tough year for industrial markets. Demand was down, but our manufacturing transformation laid the foundation for good performance, even in poor market conditions, and prepared us for even greater growth as markets rebound.

Operating as a stronger global company, we were able to leverage our resources to win new business. For example, we won the bearing business from U.S. rolling mill supplier Tippins in 2001. Then, in 2002 we won the replacement bearing business of its customer Kunming Iron and Steel Company (KISCO) in China. That achievement came as a result of a strong, integrated effort from sales and application engineers in China, the U.S. and France and manufacturing operations in Romania. Working as one global company brings value to both our customers and shareholders.

Timken associates around the world are working together to win new business in emerging markets. In 2002, Timken sales engineer Jason Wang led the team that worked with KISCO steel mill in China to secure its replacement bearing business.



New product development opened up even more opportunities. Long known for high performance bearings that can endure extreme conditions, Timken developed the DuraSpexx™ power rating series bearings. This new line enhances performance in demanding rolling mill, gear drive and energy applications. The product offers equipment designers an option to double bearing life while maintenance engineers can potentially lengthen service intervals and, thus, lower overall costs.

Similarly, we developed a unique bearing with integrated flex pins and gearing to meet the needs of the wind energy market. The product more evenly distributes the forces within a wind turbine transmission, extending gear and bearing life. We also developed a crossed roller bearing for the British Royal Navy's new Type 45 destroyers to provide a stable, rotating base for its innovative radar system.

Sharon Jordan, bearing operations coordinator

VALUE OF E-BUSINESS EXTENDED

E-business strategies also continue to create efficiencies. Early in 2002, we marked the first anniversary of the launch of The Timken Stores at PTplace.com and Endorsia.com. Both are online distributor shopping malls developed as part of ventures of Timken and other manufacturers of premium-brand industrial components. Today, nearly half of North American distributor orders are being taken electronically. And, we've continued to enhance the sites to bring additional value: extending access to industrial distributors around the world; connecting our light- and heavy-duty automotive distributors; launching a bearing inventory exchange site for distributors; and expanding the product offering to include repair services. We also launched the TimkenStore.com site for original equipment manufacturers to offer them specialized services.

But perhaps the most significant strategy related to e-business was more fully capitalizing on the logistics component of CoLinx, our PTplace.com joint venture. Timken sold the assets from two of its regional service centers in Ontario, Canada, and Reno, Nevada, to CoLinx. We're achieving savings and efficiencies by aggregating shipments and leveraging common warehouse operations.

Outside the U.S., we made additional moves to realize logistics efficiencies. The Les Ulis, France distribution center was closed and integrated into our European Distribution Center in Strasbourg, France. And logistics operations in Daventry, England, are doing the same.

We moved our distribution center in São Paulo closer to Brazil's major highways to facilitate quicker movement of industrial, automotive and rail goods within and outside the country. The move also creates space at our São Paulo plant for additional manufacturing operations to serve the country's growing number of automotive original equipment manufacturers.

logistics

Services: Key to Growth

Our bearing experts offer on-site maintenance training to help customers extend bearing life, reduce maintenance costs and improve equipment reliability. The maintenance team at PPL Montana has earned the "Timken bearing certified" designation, reserved for world-class maintenance operations. The more than 2,200 megawatt coal-fired power generation facility in Colstrip, Montana, has improved uptime and maintenance costs since beginning training.

One of the strongest growth opportunities for the industrial business lies in services – from repair and refurbishment of bearings and related products to marketing our engineering knowledge. As a result, the company continues to develop service programs for all sectors, from rolling mill to rail and power plant to process industries.

"At the heart is Timken Industrial Services, which in 2002 increased business by 25%," says Michael Arnold, president – industrial. "We work closely with industrial distributors and end users globally to offer services such as bearing repair and reclamation, component repair, on-site training, mill maintenance, diagnostic services, and now, chock and roll repairs. Providing these services helps us build a stronger relationship with customers and often leads to increased product sales as well."

To facilitate the rapid growth of our industrial services, we acquired an additional equipment repair facility in Niles, Ohio. The 60,000 square-foot plant specializes in the repair and rebuild of processing components commonly found in heavy industrial mill applications. It joins our other facilities in Ohio, Indiana, Brazil and Romania in providing these services.

We've long been a leader in repairing large bearings for steel and mining applications, but most customers replace rather than repair bearings smaller than eight inches outside diameter. So, we introduced a service to economically repair bearings between three and eight inches, which particularly benefits customers in industries such as pellet mills, and aggregate and food processing.

Our service to the customer doesn't end with bearing repair. Our bearing experts offer on-site maintenance training to help further extend the bearing life, reduce maintenance costs and improve equipment reliability. Customers who complete advanced training and pass a rigorous audit of their maintenance areas can earn the "Timken bearing certified" designation, which indicates a world-class maintenance operation. Timken also offers a complete maintenance program for those customers who want to outsource that operation.


TIMKEN

Another service expansion is in the global rail industry, where we now have capabilities to recondition axle boxes, housings, and cylindrical and spherical bearing boxes. And, we opened a bearing reconditioning operation at a customer facility, MRS Logistica S.R., one of Brazil's largest railroad companies. This new bearing service unit reconditions railroad bearings used in various types of freight wagons for MRS and other Brazilian rail lines.



Hank Coffin, PPL Montana maintenance supervisor

Jeff Calvin, Timken service engineering manager

This year we also launched Timken Technical Services. The offering leverages the expertise of scientists and engineers in our global research and development organization to bring customers greater value. We can solve customers' toughest application challenges by offering a range of work from applications testing to prototype development. More than 100 years of friction management and materials knowledge has become our newest service business.

Craig Darragh, senior product technologist

TIMKEN

QUALITY AND SPEED, A WINNING COMBINATION

Seventy-five years ago, our New Hampshire aerospace and super precision operations were established. Associates there capped the anniversary celebration with the landing of a Black Hawk military helicopter, courtesy of Sikorsky Aircraft Corp., a longtime Timken customer. Timken ball, cylindrical and tapered bearings are used in several applications on Black Hawks, including gearboxes, transmissions and landing gear.



As with the whole of The Timken Company, the aerospace and super precision division has grown increasingly nimble in meeting customer needs. The past year marked the winning of new business from Honeywell. The customer was on a tight production schedule for its new AS900 jet engine. Honeywell presented us with an exciting and demanding challenge – engineering and producing five complex jet engine ball and straight roller bearings in just 10 weeks. We worked tirelessly and met that challenge.

The Timken brand is our most valuable asset, built on more than 100 years of innovation, performance, quality and integrity.

THE POWER OF BRAND

Our industrial distribution network has long been a strong contributor to company performance. To achieve greater profitable growth, though, it's taking a lesson from the smaller, but rapidly growing automotive aftermarket – by introducing a broader line of products to meet distributor needs. In fact, we more fully integrated our industrial and automotive distribution activities to realize greater synergies in logistics and e-business, and capitalize on brand extension to fuel growth.


branding

Dave Pierman, product development specialist

Beyond the Bearing

"As part of distribution strategy we continue to add new industrial products that influence bearing performance, installation and repair," says Daniel Muller, vice president – distribution management. "Among them is a global grease offering, with specialized formulas for unique application needs to extend application life and reduce maintenance costs." These specially formulated lubricants are designed for rail, industrial machinery, and automotive light- and heavy-duty applications. For example, Timken premium mill grease is specifically formulated to provide superior protection in the intense operating conditions of steel and aluminum mills to reduce mill operating costs and consumption.


TIMKEN


TIMKEN

To complement the industrial grease offering, we also launched a line of Timken G-Power and M-Power single-point lubricators. These gas-powered and motorized lubrication devices connect to existing equipment lubrication fittings and apply precise amounts of lubricant to bearings, as well as chains, guideways, gears and seals. The result for the end user is reduced costs, and increased efficiency and reliability through the elimination of manual lubrication.


TIMKEN



In Central Europe, we've launched several other lines of related industrial goods including Timken bearing heaters, pullers and impact fitting tools. In Australia, we're distributing Bardahl automotive fuel additives, oil additives and performance-improvement products for automotive applications. In Latin America, we've expanded our service parts line to include hub seals, service kits, oil field seals and spacer assemblies.


TIMKEN
TIMKEN
TIMKEN

Value Chain Growth

The company's steel business is a model for the industry and a strong contributor to our financial performance. Ten years of strategic investment and rationalization have created technologically advanced and highly productive operations that deliver real value to customers. The year 2002 marked success in our core markets and geographic expansion that resulted in an increase in sales and market penetration.

Timken-finished clutch races are included in a General Motors transmission used in a variety of popular trucks and sport utility vehicles including the Chevrolet Silverado, Suburban and Cadillac Escalade. Timken also supplies tapered roller bearings, steel and semi-finished components for those vehicles.

"Capital investments are not the sole key," says Bill Bowling, executive vice president, chief operating officer and president – steel. "We also have honed our product line to focus on niche areas in which we're most competitive. We have our plants operating at peak efficiency through continuous improvement activities and advanced training for our workforce. Energy utilization per ton has improved and labor productivity is better than ever. We've worked aggressively to reduce inventories. These are all internally driven improvements, and they are sustainable over the long term."

New product development also contributed to sales growth. Industrial and automotive customers who require highly machinable steels benefited from a newly developed grade of steel. It offers customers reduced waste and improved machining in their operations.

Timken is also leveraging a technology license agreement with Sumitomo Metal Industries of Japan to make a proprietary grade of steel that replaces leaded steels. The product meets the required machinability properties for automotive crankshafts. We'll be working with Honda of America Manufacturing to offer a supply of this steel, which previously hasn't been available in the U.S.



(from left)
Tom Stone, plant manager, worked with account manager Tim Haubenstricker, project manager Rick Morris and chief engineer Mark Moldovan to implement new manufacturing capabilities at our St. Clair plant to supply GM.

"New technology isn't limited to steel *products*," says Ray Fryan, director – steel process improvement. "We are now selling laser ultrasonic technology to other steel manufacturers." It features a gauging system that enables more efficient manufacturing of seamless steel tubing. That technology was developed as a result of a 1999 grant from the U.S. Department of Energy. The laser-based measuring system helps ensure that steel tubes are produced with a more uniform wall.

The strongest growth in our steel business has come from precision steel components. The year marked a number of milestones. We worked with General Motors to create our most sophisticated components to date – finished clutch races. For many years, we've supplied GM with the preform components that they finish into clutch races. But, when GM required more product than it could finish alone, the company turned to Timken. We upgraded our St. Clair operation in Ohio to accommodate the new process, increased output by 15 percent and won the contract to supply GM.

We also began developing the capabilities to produce precision components for automotive driveline applications at our bearing manufacturing plant in Brazil. With the growing original equipment market in Brazil, the move brings us closer to key customers. This expansion complements our joint venture with SKF in Brazil, which produces steel rings for bearing manufacture in our Timken facilities.

The broadest geographic expansion for components came in Europe as we capitalized on the 2001 acquisition of a France-based precision component maker. We now have a solid manufacturing base to better serve current automotive customers in Europe and win new business in both industrial and automotive markets.

An example of our success in the region was winning the contract to be the sole supplier to FormFlo Limited of Cheltenham, England, for precision steel components used in a range of manual transmissions. The three-year agreement covers the supply of five precision components that FormFlo manufactures into synchronizer sleeves, which enable the smooth changing of gears.

COMPANY ENGAGED IN LEAN SIX SIGMA

Timken associates built a strong infrastructure for Lean Six Sigma in 2002. The effort is focused on understanding our customers' needs and ensuring that our business systems deliver value-adding products and services – efficiently. While the year was dedicated primarily to building skills, positioning people and selecting projects, the initiative has already delivered results. For example, roll stand changeovers at the Harrison Steel Plant in Ohio were reduced from 30.7 minutes to 20.7 minutes, reducing costs and increasing productivity. Associates achieved the savings through a change in the process, the addition of sensing technology and better integration between mill operators and maintainers.

Across the world, productivity in our bearing plants rose 10 percent in 2002. With Lean Six Sigma well underway, the company is positioned to realize aggressive improvement goals.

Another such continuous improvement initiative fueled growth in our India operations. The India Technology Center in Bangalore has expanded in size and scope. The center's 130 associates perform research and development, customer engineering, information technology support and, most recently, key corporate services, such as accounts payable. Given the strong performance of our team in India and their solid integration with our global operations, the facility has grown to the point where it plans relocation to a larger site.



Subhasish Pal,
e-business team leader

With elements of the transformation completed and the Lean Six Sigma infrastructure in place, the company is poised for more success around the globe.

CORPORATE PROFILE

Timken serves a broad range of industries through three major business segments:

- *Automotive bearings and related products serve the passenger car, light- and heavy-truck and trailer markets.*
- *Industrial bearings and related products and services serve the process industries, off-highway, rail, aerospace and super precision markets.*
- *Steel serves all major industries with alloy and specialty steel products and precision steel components.*



Mike Beddell, industrial services grinder


AUTOMOTIVE



AUTOMOTIVE APPLICATIONS

Provide bearings and related parts for original equipment and aftermarket light-, medium- and heavy-duty trucks, passenger cars, motorcycles, racing and recreational vehicles and heavy-duty truck trailers. Applications include axles, front and rear wheels, transmissions, transaxles and continuously variable transmissions.

2002 HIGHLIGHTS/FACTS

- Increased new product sales in North America during 2002.
- Awarded new light truck wheel business in North America and Asia Pacific.
- Developed seven new business projects through Timken – NSK relationship.
- Supplied SENSOR-PAC™ packaged wheel bearings for European heavy-truck market.
- Received Dana Diamond Award for best supplier in South America.
- Joint venture manufacturing alliance formed with NSK in Suzhou, China, to produce passenger car tapered roller bearings.
- Won aftermarket business for Parts Plus, a U.S.-based automotive marketing group.
- Launched Timken grease initiatives in the global automotive aftermarket.

OUTLOOK

- Global light vehicle markets expected to decline in 2003.
- Demand for Timken's portfolio of new products expected to increase as original equipment manufacturers pursue greater fuel economy and improved ride and handling.
- North American heavy-truck market expected to rebound in the second half of 2003.
- U.S. aftermarket expected to outpace moderate market growth.

INDUSTRIAL



OFF-HIGHWAY APPLICATIONS

Serve construction, mining and agriculture markets, including transmissions, wheels, axles, crankshafts and hydraulic cylinders.

2002 HIGHLIGHTS/FACTS

- Expanded fee-based bearing maintenance training.
- Developed debris-resistant bearing solution for end-user and aftermarket customers.
- Introduced customized spherical bearing for mining drag line equipment to solve ongoing maintenance and lubrication problem.
- Introduced integration solution for steerable axle king pins.

OUTLOOK

- Construction and mining outlook is flat for 2003.
- Agricultural segments expecting modest growth.
- Timken moving deeper into service businesses, specifically engineered surfaces, sensor analysis, lube services and repair.

PROCESS INDUSTRIES APPLICATIONS

Serve energy markets including oil, gas and wind energy, power transmission and heavy industry, specifically pulp, paper and printing industries.

2002 HIGHLIGHTS/FACTS

- Purchased chock and roll repair facility, expanding the capability and range of industrial services offering.
- Launched Timken® Duraspexx™ power rating series to provide value-added solutions to rolling mill, gear drive industries, and energy industries.
- Developed gear packages that provide solutions to wind energy industry.
- Continued to expand cylindrical bearing offering for rolling mill, oil and gear drive industries.
- Supplied cylindrical back-up roll bearings for Chinese steel mill.



OUTLOOK
- Modest improvement expected in 2003 markets.
- Continued growth expected in global rolling mill segment.
- Expect further growth throughout emerging markets.
- Emphasize flex pin and gear package components.

DISTRIBUTION MANAGEMENT

Responsible for material handling, customer delivery and industrial e-business worldwide. Fulfills original equipment and aftermarket distribution for a full range of bearing and service parts products.

2002 HIGHLIGHTS/FACTS
- Combined Toronto and Reno regional service centers into CoLinx joint venture facilities in same locations.
- Installed distribution logistics system in European aftermarket operations.
- Created an aircraft landing wheel distributor specialist program to promote safety and facilitate increased levels of technical support.
- Expanded usage of The Timken Store on Endorsia.com to distributors in Europe and Asia.
- Created The Timken Store at PTplace.com for North American automotive light- and heavy-duty distributors, plus industrial distributors in Canada and Mexico.
- Implemented online bearing repair status function.
- Introduced TimkenStore.com for original equipment customers.



- Launched Timken grease initiatives for rolling mill applications in North America.
- Introduced line of single-point lubricators.

OUTLOOK
- Continue to leverage e-business investment.
- Maintenance service business will be a factor in aftermarket growth.
- Logistics will be strengthened regionally and globally.

AEROSPACE & SUPER PRECISION APPLICATIONS

Supply bearings, new and refurbished components and precision assemblies to aerospace, medical, dental, robotics, semiconductor and space flight industries. Aerospace applications include aircraft and helicopter engines, gearboxes, transmissions, landing wheels, flight and fuel controls. Super precision applications include robotic equipment, X-ray machines, medical instruments and other industrial assemblies. Dental applications include handpiece components, assemblies and repairs.

2002 HIGHLIGHTS/FACTS
- Greater penetration in military helicopter engines and gearboxes offset the downturn in commercial aerospace.
- Growth in medical industry was the result of improved value to customers through lower costs and improved performance.
- Continued to expand dental handpiece repair and parts distribution in the U.S., Europe and Asia.

OUTLOOK
- Aerospace commercial market downturn likely will continue through 2003.
- Military business projected to be steady or growing.
- Increase expected in aerospace bearing reconditioning market.
- Steady growth in dental business expected.
- Super precision industrial business recovery is contingent on the rebound of industrial markets.



RAIL APPLICATIONS

Provide bearings for wheels, drivelines, and motor suspension units in rail transit and passenger cars, freight cars and locomotives. Also remanufacture bearings and housings and provide friction management systems.

2002 HIGHLIGHTS/FACTS
- World leader in high-speed rail bearing applications.
- Launched a series of integrated products for railways in India.
- Restructured rail bearing manufacturing.
- Received bearing order for world's fastest non-magnetic passenger train.
- Launched Guardian™ bearing, an intelligent wireless sensing system.
- Opened new rail bearing reconditioning facility in Brazil.

OUTLOOK
- North American demand for new rail equipment likely will continue below historical average.
- International demand expected to be steady with moderate growth.
- Reconditioning services expected to expand.
- Demand for sensor-equipped bearings likely will continue to grow.





STEEL

ALLOY STEEL APPLICATIONS

Produce high-quality bar and seamless mechanical tubing. Applications include: bearings of all types; aerospace industry uses, including aircraft engine main shafts, landing gears and high-strength fasteners; oil and gas drilling tools and perforating guns; construction and farm applications, including hydraulic cylinders, axles, crankshafts; and automotive and truck powertrain and driveline performance components, including gears, shifter sleeves, crankshafts and constant velocity joint components.

2002 HIGHLIGHTS/FACTS

- Developed low-nitrogen steel solution for Amtrak's high-speed trains.
- Installed and began to commercialize first generation laser ultrasonic tube gauging technology at Gambrinus Steel Plant in Canton, Ohio. Achieved savings through yield improvement and reduced set-up time.
- Realized significant energy savings through implementation of thermal-enhanced technology in the heat treatment cycle. Reduced manufacturing cycle 40 percent at Gambrinus Steel Plant and Timken Alloy Steel Europe.
- Developed special tellurium (high-strength) grade steel that achieves greater performance for automotive transmissions.
- Introduced new calcium-treated steel grade in Europe.
- Positioned as the largest North American producer of crankshaft steels with 16,000 tons in new business.
- Reached a technology exchange agreement with Sumitomo Metals Corporation (Japan) to produce new steel for crankshafts.

OUTLOOK

- Slight softening expected in automotive market with modest improvement in industrial sectors of construction, mining and agricultural equipment.
- Expect significant improvement for energy sector.
- Non-defense related aerospace likely to remain weak.
- Continuing expansion for intermediate alloy bar markets.



PRECISION STEEL COMPONENTS APPLICATIONS

Supply automotive and industrial customers with semifinished and finished parts for powertrain applications, including internal ring gears, sun gears, races, hubs, clutch shafts, axle shafts, constant velocity joint cages and outer race prop shafts.

2002 HIGHLIGHTS/FACTS

- Expanded finished component production capacity at Eaton, Ohio, facility.
- Announced plans to open a manufacturing facility in Brazil.
- Made most sophisticated component to date – clutch races.
- Localized manufacturing to align with customer needs.

OUTLOOK

- Continue to grow internationally.
- Continue to expand into finished products including subassemblies.

SPECIALTY STEEL APPLICATIONS

Produce and distribute more than 300 specialty grades of steel for medical implants, aircraft landing gear, corrosion-resistant petrochemical equipment, high-performance metal cutting and forming tools, custom knife blades, high-temperature fasteners, and camshafts for high-performance racing.

2002 HIGHLIGHTS/FACTS

- Introduced corrosion-resistant stainless flat ground stock.
- Awarded a three-year contract for Kennametal high-speed steel.
- Began production of high-strength steel for Airbus A380 program.
- Introduced four new grades of powder metal tool steel through distribution business
- Expanded value-adding capabilities with new equipment in Vienna, Ohio, distribution facility.
- E-business sales increased.

OUTLOOK

- General tooling market expected to remain flat, while high-performance demand grows.
- Increased military consumption likely to partially offset weaker commercial aircraft builds.
- Demand for high-temperature materials likely will increase with steady growth in the oil field.



Greg Swift, cold pilger operator

Financial INFORMATION

contents

CONSOLIDATED *statement of operations*

	Year Ended December 31		
	2002	2001	2000
(Thousands of dollars, except per share data)			
Net sales	**$ 2,550,075**	$ 2,447,178	$ 2,643,008
Cost of products sold	**2,080,498**	2,046,458	2,142,135
Gross Profit	**469,577**	400,720	500,873
Selling, administrative and general expenses	**358,866**	363,683	367,499
Impairment and restructuring charges	**32,143**	54,689	27,754
Operating Income (Loss)	**78,568**	(17,652)	105,620
Interest expense	**(31,540)**	(33,401)	(31,922)
Interest income	**1,676**	2,109	3,479
Receipt of Continued Dumping & Subsidy Offset Act (CDSOA) payment	**50,202**	29,555	-
Other expense – net	**(13,388)**	(7,494)	(6,580)
Income (Loss) Before Income Taxes and Cumulative Effect of Change in Accounting Principle	**85,518**	(26,883)	70,597
Provision for income taxes	**34,067**	14,783	24,709
Income (Loss) Before Cumulative Effect of Change in Accounting Principle	**$ 51,451**	$ (41,666)	$ 45,888
Cumulative effect of change in accounting principle (net of income tax benefit of $7,786)	**(12,702)**	-	-
Net Income (Loss)	**$ 38,749**	$ (41,666)	$ 45,888
Earnings Per Share:			
Income (loss) before cumulative effect of change in accounting principle	**$ 0.84**	$ (0.69)	$ 0.76
Cumulative effect of change in accounting principle	**(0.21)**	-	-
Earnings Per Share	**$ 0.63**	$ (0.69)	$ 0.76
Earnings Per Share–Assuming Dilution:			
Income (loss) before cumulative effect of change in accounting principle	**$ 0.83**	$ (0.69)	$ 0.76
Cumulative effect of change in accounting principle	**(0.21)**	-	-
Earnings Per Share–Assuming Dilution	**$ 0.62**	$ (0.69)	$ 0.76

See accompanying Notes to Consolidated Financial Statements on pages 33 through 46.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF OPERATIONS

2002 compared to 2001

Net sales for 2002 were $2.550 billion, an increase of 4.2% from 2001's $2.447 billion. The company's 2002 results for both Automotive Bearings and Steel benefited from increased demand in the automotive industry. North American light truck production was strong throughout the year, and heavy truck demand remained strong throughout 2002 because of stricter emissions standards for heavy trucks enacted in the fourth quarter of 2002, which were anticipated by the market and its customers. However, industrial markets around the world showed few signs of recovery. Both rail and global aerospace demand remained weak.

Gross profit in 2002 was $469.6 million (18.4% of net sales), an increase of 17.2% from $400.7 million (16.4% of net sales) in 2001. The improvement resulted from higher sales volume, higher productivity, cost containment and savings generated from the company's manufacturing strategy initiative (MSI). Partially offsetting these positive items were increased costs due to manufacturing inefficiencies caused by capacity constraints related to MSI equipment rationalization and higher raw material costs. In addition, the discontinuation of goodwill amortization, which had a pretax effect of $6.1 million in 2001, favorably impacted 2002 gross profit. Gross profit was reduced by $8.6 million and $7.7 million in reorganization expenses in 2002 and 2001, respectively.

Selling, administrative and general expenses decreased to $358.9 million (14.1% of net sales) in 2002, compared to $363.7 million (14.9% of net sales) in 2001. Reorganization costs included in selling, administrative and general expenses were $9.9 million in 2002, compared to $4.9 million in 2001. Reorganization costs increased by $5.0 million in 2002, and employee performance-based compensation was higher in 2002 because of the company's improved performance. However, the increase was more than offset by the salaried headcount and business cost reductions achieved through the strategic manufacturing and salaried workforce reduction initiatives. Operating income for 2002 was

$78.6 million compared to a loss of $17.6 million in 2001. In 2002, the company recorded $32.1 million in restructuring costs and $18.5 million in reorganization costs, compared to $54.7 million in restructuring costs and $12.6 million in reorganization costs in 2001.

In December 2002, the company completed the second phase of the strategic global refocusing of its manufacturing operations announced in April 2001 to enable the company to more profitably execute its business strategies. MSI included: creating focused factories for each product line or component; reducing fixed costs; increasing production at the company's lower-cost plants; and implementing more efficient, higher product quality manufacturing processes to continue to improve product quality and productivity. As part of MSI in 2001, the company announced its intention to close bearing plants in Columbus, Ohio, and Duston, England; to sell a tooling plant in Ashland, Ohio; and reduce employment by approximately 1,500 by the end of 2002. In August 2001, the company announced and implemented additional cost-saving actions by reducing capital spending, delaying or scaling back certain projects and reducing salaried employment. The reductions affected approximately 300 salaried associates concentrated in North America and Western Europe and were in addition to the 1,500 previously announced. These additional salaried associates exited the company by the end of 2001.

Manufacturing operations at the Columbus and Duston bearing plants ceased in November 2001 and September 2002, respectively. Additionally, on June 30, 2002, the company sold its Ashland plant.

As a result of MSI and the salaried workforce reduction, the company has targeted an annualized pretax rate of savings of approximately $120 million by the end of 2004. Attributable to MSI and the salaried workforce reduction, the company achieved an estimated annual pretax savings rate of $80 million through December 31, 2002.

To implement the MSI and salaried workforce initiatives during 2001 and 2002, the company expected to take approximately $100-$110 million in restructuring, impairment and reorganization charges by December 31, 2002. In total for 2001 and 2002, the company actually incurred $107.4 million in cumulative restructuring, impairment and reorganization charges related to the MSI and salaried workforce reduction programs. MSI-related charges were completed in 2002. For the year ended December 31, 2002, the company incurred $50.6 million in restructuring and reorganization charges. A breakdown of these expenses is as follows (in millions of dollars):

Impairment expense	$ 17.9
Severance expense	3.5
Curtailment expense	6.7
Exit costs	4.0
Reorganization expense:	
Cost of products sold	8.6
Selling, administrative and general expenses	9.9
Total expenses	$ 50.6

The $17.9 million in impairment expense and $4.0 million in exit costs are related to the Duston and Columbus plant closures. The severance and curtailment expenses incurred during 2002 primarily related to the salaried workforce reduction in Automotive, Industrial and corporate functions, as well as certain Ashland plant associates. Also, in late 2002, the Steel Business reduced its salaried workforce. These Steel associates exited the company prior to December 31, 2002, and their positions have been eliminated.

From the announcement in April 2001 through the end of 2002, 1,824 associates left the company as a result of actions taken through MSI and the salaried workforce reduction initiatives. Of that number, 1,304 people were primarily associates from the Duston and Columbus plants, as well as associates included in the worldwide salaried workforce reduction program for whom severance has been paid. In addition, 99 associates left the company as a result of selling the Ashland plant. The remaining 421 associates retired or voluntarily left the company, and their positions have been eliminated. For additional information regarding impairment and restructuring, please refer to footnote 5 in the notes to consolidated financial statements.

The company received gross amounts of approximately $54 million and $31 million in 2002 and 2001, respectively, from the U.S. Treasury Department under the U.S. Continued Dumping and Subsidy Offset Act (CDSOA), which requires that tariffs collected on dumped imports be directed to the industries harmed. CDSOA payments for 2002 and 2001, net of expenses, were $50.2 million and $29.6 million. In September 2002, the World Trade Organization (WTO) ruled that such payments violate international trade rules. The U.S. Trade Representative appealed this ruling; however, the WTO upheld the ruling on January 16, 2003. The company continues to believe the U.S. law is appropriate and justified; however, the company may not receive payments under the CDSOA in 2003 or future years, and the company cannot predict the amount of any such payments.

Other expense increased in 2002 primarily as a result of the decrease in income from gains on sales of properties from 2001. Foreign currency translation losses related to non-hyperinflationary economies totaled $1.3 million in 2002, compared to $0.4 million in 2001. The company's subsidiary in Romania is considered to operate in a highly inflationary economy. In 2002, the company recorded unrealized exchange losses of $0.9 million related to the translation of Timken Romania's financial statements, compared to $2.3 million in 2001.

The 2002 effective tax rate was higher than the statutory tax rate as a result of taxes paid to state and local jurisdictions, withholding taxes on foreign remittances, additional taxes on foreign income and the aggregate effect of other permanently non-deductible expenses. Although the company recorded a loss before income taxes for 2001, a consolidated tax provision was recorded because the company generated income in certain jurisdictions where taxes must be provided and, in other jurisdictions, losses which were not available to reduce overall tax expense.

The 2002 income before cumulative effect of change in accounting principle was $51.4 million, compared to a loss in 2001 of $41.7 million for the reasons as described above. The diluted earnings per share for income before cumulative effect of change in accounting principle was $0.83, compared to a loss of $0.69 per diluted share in 2001.

In accordance with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," the company recorded a transitional impairment loss of $12.7 million, net of an income tax benefit of $7.8 million, which relates to the Specialty Steel business. This transitional impairment loss was recorded as a non-cash charge and is reflected as the cumulative effect of a change in accounting principle.

Net income for 2002 was $38.7 million compared to a net loss of $41.7 million in 2001. The 2002 diluted earnings per share was $0.62, as compared to a loss of $0.69 per diluted share in 2001.

On October 16, 2002, the company announced an agreement with Ingersoll-Rand Company Limited to acquire its Engineered Solutions business, including certain operating assets and its subsidiary, The Torrington Company, a leading worldwide producer of needle roller, heavy-duty roller and ball bearings, and motion control components and assemblies, for cash and stock valued at approximately $840 million. Under terms of the agreement, Ingersoll-Rand received $700 million in cash, subject to post-closing adjustments, and $140 million worth of the company's common stock.

Automotive Bearings

The Automotive Bearings segment manufactures and distributes products for passenger cars, light- and heavy-duty trucks and trailers. Automotive Bearings' sales for 2002 increased 11.9% to $840.8 million from $751.0 million in 2001. Widespread incentive programs on light-trucks and changing environmental regulations on heavy trucks drove North American demand in 2002. North American light-truck production was up 8.4% from 2001, medium- and heavy-duty truck production was up 1.9% and trailer production was down approximately 11% from 2001 levels. Seven new vehicle platform launches in 2002 increased sales by $67.6 million. The European automotive market was weak in 2002 and is not expected to show signs of improvement in 2003. The global automotive industry is expected to soften in 2003. However, this will not be uniform in all areas of the world. In North America, light truck production is projected to be flat from 2002's strong levels, and medium and heavy truck production is projected to be greater than 10%. Excluding $28.7 million in restructuring and reorganization charges and the $10.8 million allocated portion of the CDSOA payment, net of expenses, Automotive's EBIT was $32.6 million in 2002. Excluding $31.0 million in restructuring and reorganization charges and the $2.5 million allocated portion of the CDSOA payment, net of expenses, 2001 Automotive's EBIT was a loss of $11.4 million. Including these special charges and CDSOA payments in 2002 and 2001, Automotive's EBIT was $14.7 million, compared to a loss of $39.9 million in 2001. The improvement in EBIT resulted from: increased sales volume; increased savings enhanced by the manufacturing strategy and salaried cost reduction initiatives; aggressive business cost control; and a LIFO liquidation. These increases more than offset the adverse impact of operating inefficiencies resulting from capacity constraints caused by equipment rationalization related to MSI and costs incurred to meet higher-than-expected customer demand. Automotive's selling, administrative and general expenses were lower than a year ago, primarily due to salaried workforce and business cost reductions. Despite an increase in reorganization charges and employee performance-based compensation, Automotive was able to achieve significant cost savings in 2002.

On April 8, 2002, the company announced an agreement with NSK Ltd. to form a joint venture to build a plant near Shanghai, China to manufacture certain tapered roller bearing product lines. Production is scheduled to start early in 2004. Ownership of this joint venture, Timken-NSK Bearings (Suzhou) Co. Ltd., is divided evenly between NSK Ltd. and the company.

On June 27, 2002, the company announced an agreement with two Japan-based companies, Sanyo Special Steel Co., Ltd. and Showa Seiko Co., Ltd., to form a joint venture, Advanced Green Components, LLC, to supply forged and machined rings for bearing manufacture. The joint venture acquired the assets of the company's Winchester, Kentucky plant and commenced operations on November 1, 2002.

Industrial Bearings

The Industrial Bearings Business provides products for general industrial, rail, aerospace and super precision applications as well as for emerging markets in China, India and Central and Eastern Europe. Industrial's 2002 net sales of $883.5 million were flat compared to net sales of $882.3 million in 2001. Soft markets and reduced demand created challenges for Industrial throughout 2002. Although general industrial demand strengthened modestly in 2002, this strength was offset by weaker demand from aerospace and rail customers. Rail demand is expected to remain depressed, and aerospace demand shows no near-term signs of improvement as customers reduce build rates. Industrial markets are showing limited signs of modest recovery. Excluding $18.0 million in restructuring and reorganization charges and the $39.4 million allocated portion of the CDSOA payment, net of expenses, EBIT for Industrial was $51.5 million in 2002. Excluding $33.5 million in restructuring and reorganization charges, the $27.0 million allocated portion of the CDSOA payment, net of expenses, and $4.8 million in goodwill amortization, 2001 Industrial EBIT was $43.4 million. Including these special charges, CDSOA payments in 2002 and 2001 and goodwill amortization, EBIT for Industrial was $72.9 million, compared to $32.1 million in 2001. The EBIT improvement, despite relatively flat volumes, resulted from: the improved sales mix; efficiency improvements from MSI and the salaried cost reduction initiative; discontinuation of goodwill amortization; and aggressive business cost control. This improvement was tempered by weakened demand in aerospace and super precision, which resulted in additional costs associated with surplus capacity, reduced work schedules and redundancy costs as operations were slowed. Industrial's selling, administrative and general expenses in 2002 were lower than 2001. This decrease was primarily due to salaried workforce reductions, which more than offset the increase in employee performance-based compensation.

Steel

Steel net sales, including intersegment sales, increased 2.2% to $981.3 million in 2002, compared to $960.4 million in 2001. Sales to automotive and general industrial customers in 2002 increased 19.2% and 18.8%, respectively, compared to 2001. However, sales to other customers continued to be sluggish. Aerospace sales decreased 11.1%, compared to 2001. Additionally, sales to oil country and steel service center customers continued to be depressed. The company expects a slight softening in automotive markets with modest improvement in construction, mining and agriculture sectors. Although the company expects significant improvement for the energy sector, non-defense aerospace is expected to remain weak. Excluding Steel's portion of restructuring charges and reorganization charges of $3.8 million, Steel's 2002 EBIT more than doubled to $32.5 million, compared to 2001 EBIT of $13.4 million, which excluded $2.7 million in restructuring and reorganization charges and $1.2 million in goodwill amortization. Including these special charges, Steel's 2002 EBIT was $28.7 million, compared to $9.3 million in 2001. The EBIT increase resulted from continued cost-control actions and improved productivity. In 2002, Steel reduced operating costs through a combination of price reductions, product substitution and lower consumption. Although scrap and alloy costs in 2002 increased 8.1% from 2001 levels, electricity and natural gas costs were lower and contributed to the improved EBIT performance. Additionally, 2002 labor productivity increased compared to 2001 as a result of efficiency improvements and increased production levels. In 2002, plant capacity utilization was between 70% and 80%, varying by business and product, which was slightly better than 2001. Steel's selling, administrative and general expenses in 2002 were slightly higher than 2001 primarily due to the increase in employee performance-based compensation, which was partially offset by savings associated with the salaried workforce reductions.

2001 compared to 2000

Net sales of $2.4 billion decreased 7.4% from $2.6 billion in 2000. Continuing weakness in industrial demand and the U.S. manufacturing recession contributed to the decreased sales and profits for 2001. The strong U.S. dollar continued to hurt business competitiveness in global markets. The company experienced declining demand in key sectors, including North American heavy-duty truck and rail, as well as inventory balancing in the North American light-truck and SUV market. Globally, demand for industrial products decreased in 2001. Aerospace and super precision sales increased modestly over 2000 levels. Sales of steel products in all markets except aerospace were significantly lower. Gross profit in 2001 was $400.7 million, or 16.4% of net sales, down from $500.9 million, or 19.0% of net sales. The impact of the lower sales volume, fueled by weakened automotive and industrial product demand as well as reduced operating levels to control inventory, reduced profitability in 2001, compared to 2000. In 2001, gross profit included $7.7 million in reorganization costs compared to $4.1 million in 2000. In 2001, the economic downturn resulted in a reduction of 777 positions, and the company's restructuring efforts led to an additional 762 reductions. The operating loss of 2001 was $17.6 million, compared to income of $105.6 million in 2000. In 2001, the company recorded restructuring costs of $54.7 million and $12.6 million of reorganization costs, compared to $27.8 million in restructuring costs and $11.1 million in reorganization costs in 2000. Selling, administrative and general expenses decreased to $363.7 million, or 14.9% of net sales, in 2001, compared to $367.5 million, or 13.9% of net sales, in 2000. This decrease was primarily caused by reduced compensation expense.

During 2001, the company had two active cost-reduction programs: an efficiency initiative announced in March 2000 and concluded during the first quarter of 2001, and the strategic manufacturing initiative announced in April 2001 to enable the company to more profitably execute business strategies. The efficiency initiative announced in March 2000 concluded during the first quarter of 2001, with total charges of $49.4 million, or $10.5 million in 2001, recorded for impairment, restructuring and reorganization. Of the $49.4 million total charges recorded between March 2000 and March 2001, $20.7 million were impairment expenses, $13.0 million related to restructuring expenses and $15.7 million were reorganization expenses. Total payments of $13.0 million were disbursed as of December 31, 2001. Estimated savings related to this program realized through the end of 2001 approximated $26 million before taxes. During 2001, 106 positions were eliminated due to the efficiency initiative. Combined with positions eliminated during 2000, the total elimination from this initiative was 694 positions.

In August 2001, the company announced additional cost-saving actions under the strategic manufacturing initiative. The company took steps to further reduce capital spending, delay or scale back certain projects and reduce salaried employment. The reductions affected about 300 salaried associates concentrated in North America and Western Europe. These associates exited the company by the end of 2001. From the announcement of the strategic manufacturing initiative in April 2001 through the end of 2001, 856 associates left the company. Of that number, 618 people were from the Duston, and Columbus plants, Canadian Timken Ltd. and salaried associates included in the worldwide salaried workforce reduction for whom severance has been paid. The remaining 238 associates retired or voluntarily left the company by the end of the year, and their positions have been eliminated.

From the strategic manufacturing initiative, the company had achieved estimated annualized pretax savings of $21.0 million as of the end of 2001. The charges incurred for this initiative through December 31, 2001 totaled $56.8 million. Of that amount, $15.1 million were curtailment charges, $1.5 million were related to impaired assets, $30.8 million were severance expenses, $1.4 million were exit costs and the remaining $8.0 million were reorganization charges classified as cost of products sold ($4.1 million) and selling, administrative and general expenses ($3.9 million). The curtailment charges of $15.1 million were for the pension and postretirement benefits related to the shutdown of the Columbus plant. The $30.8 million of severance costs and $1.4 million in exit costs were related to the shutdown of the Columbus and Duston plants as well as reductions in the salaried workforce.

The company received a gross payment of $31.0 million from the U.S. Treasury Department under the CDSOA in the fourth quarter of 2001. This payment, net of expenses, was $29.6 million, and is reflected as a separate component on the consolidated statement of operations. Foreign currency translation losses related to non-hyperinflationary economies totaled $0.9 million in 2001, compared to income of $2.6 million in 2000. The increase in translation losses is related to the continued weakening of European currencies against a strong U.S. dollar and the devaluation of the Brazilian real during 2001. The company's subsidiary in Romania is considered to operate in a highly inflationary economy. In 2001, the company recorded unrealized exchange losses of $2.3 million related to the translation of Timken Romania's financial statements, compared to $4.0 million in 2000. The expense was impacted by the strength of the U.S. dollar. Although the company recorded a loss before income taxes for the twelve months ended December 31, 2001, a consolidated tax provision was recorded as a result of generating income in certain jurisdictions where taxes must be provided and losses in other jurisdictions, which are not available to reduce overall tax expense.

CONSOLIDATED *balance sheet*

(Thousands of dollars)	December 31 2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 82,050**	$ 33,392
Accounts receivable, less allowances: 2002– $14,386; 2001–$14,976	**361,316**	307,759
Deferred income taxes	**36,003**	42,895
Refundable income taxes	**-**	15,103
Inventories:		
Manufacturing supplies	**34,493**	36,658
Work in process and raw materials	**243,485**	212,040
Finished products	**210,945**	180,533
Total Inventories	**488,923**	429,231
Total Current Assets	**968,292**	828,380
Property, Plant and Equipment		
Land and buildings	**482,878**	488,540
Machinery and equipment	**2,462,198**	2,483,253
	2,945,076	2,971,793
Less allowances for depreciation	**1,718,832**	1,666,448
Property, Plant and Equipment-Net	**1,226,244**	1,305,345
Other Assets		
Goodwill	**129,943**	150,041
Intangible pension asset	**129,042**	136,118
Miscellaneous receivables and other assets	**100,573**	68,557
Deferred income taxes	**169,051**	27,164
Deferred charges and prepaid expenses	**25,211**	17,479
Total Other Assets	**553,820**	399,359
Total Assets	**$ 2,748,356**	$ 2,533,084

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE BALANCE SHEET

Total assets increased by $215.3 million, primarily because of increases in working capital and deferred income taxes. Accounts receivable increased by $53.6 million or 17.4% from December 31, 2001 as a result of higher sales in the fourth quarter of 2002. The company's consolidated number of days' sales in receivables at December 31, 2002 was 53 days, compared to 51 days as of December 31, 2001.

The increase in inventories was $59.7 million. The company's consolidated number of days' supply in inventory at December 31, 2002 was 111 days, an increase of six days from December 31, 2001. Although the Automotive and Industrial Bearings' inventories increased only slightly, the Steel Business days' supply in inventory increased 10 days. The increase in Steel's inventories resulted primarily from the increase in operating levels to meet increased automotive customer demand. In addition, Steel's 2001 days' supply in inventory was extremely low as the result of depressed customer demand in the fourth quarter. The company uses the LIFO method of accounting for approximately 78% of its inventories.

Goodwill decreased $20.1 million, primarily because of the impairment writedown of $20.5 million relating to the Specialty Steel business. The writedown was required in accordance with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets."

The intangible pension asset decreased by $7.1 million from December 31, 2001. In 2002, the company recorded additional minimum pension liability of $394.7 million, which is included in accrued pension cost. This increase in the pension liability generated a non-cash aftertax charge to accumulated other comprehensive loss of $254.3 million in 2002. In 2001, the company took a non-cash aftertax charge to accumulated other comprehensive loss of $122.5 million. Lower investment performance in 2002, which reflected lower stock market returns, and lower interest rates reduced the company's pension fund asset values and contributed to an increase in the company's defined benefit pension liability. The lowering of the discount rate from 7.5% to 6.6% also contributed to the increased pension liability.

The non-current deferred income tax asset increased at December 31, 2002 primarily due to the recognition of deferred taxes related to the higher pension liabilities and tax operating loss carryforwards. Based on future income projections, the company believes that these deferred income tax assets are realizable in future years. Losses incurred in tax jurisdictions outside of the U.S. during 2002 have been fully reserved by increasing the valuation allowance for deferred income tax assets.

Miscellaneous receivables and other assets increased $32.0 million, primarily due to company investments in joint ventures such as Advanced Green Components, LLC and Timken-NSK Bearings (Suzhou)

	December 31	
	2002	2001
(Thousands of dollars)		
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Commercial paper	**$ 8,999**	$ 1,962
Short-term debt	**78,354**	84,468
Accounts payable and other liabilities	**296,543**	258,001
Salaries, wages and benefits	**222,546**	254,291
Income taxes	**3,847**	-
Current portion of long-term debt	**23,781**	42,434
Total Current Liabilities	**634,070**	641,156
Non-Current Liabilities		
Long-term debt	**350,085**	368,151
Accrued pension cost	**723,188**	317,297
Accrued postretirement benefits cost	**411,304**	406,568
Other non-current liabilities	**20,623**	18,177
Total Non-Current Liabilities	**1,505,200**	1,110,193
Shareholders' Equity		
Class I and II Serial Preferred Stock without par value:		
Authorized–10,000,000 shares each class, none issued	**-**	-
Common stock without par value:		
Authorized–200,000,000 shares		
Issued (including shares in treasury) (2002 – 63,451,916 shares; 2001 – 63,082,626 shares)		
Stated capital	**53,064**	53,064
Other paid-in capital	**257,992**	256,423
Earnings invested in the business	**764,446**	757,410
Accumulated other comprehensive loss	**(465,677)**	(224,538)
Treasury shares at cost (2002 – 40,074 shares; 2001 – 3,226,544 shares)	**(739)**	(60,624)
Total Shareholders' Equity	**609,086**	781,735
Total Liabilities and Shareholders' Equity	**$ 2,748,356**	$ 2,533,084

See accompanying Notes to Consolidated Financial Statements on pages 33 through 46.

Co. Ltd., and assets related to the Columbus, Ohio plant which are being held for sale to third parties. In connection with the Advanced Green Components, LLC, joint venture, the company contributed the Winchester, Kentucky plant assets to the joint venture.

Accounts payable and other liabilities increased by $38.5 million in 2002, primarily from the increase in purchasing volume to meet the higher production demand and the timing of payments to suppliers.

Salaries, wages and benefits decreased by $31.7 million. Although the company increased its employee performance-based pay accruals as a result of the company's improved performance in 2002, the increase was more than offset by the decrease in the current portion of the pension liability.

Debt decreased by $35.8 million, to $461.2 million at December 31, 2002 from $497.0 million at the end of 2001. The cash balance at December 31, 2002 was $82.0 million, compared to $33.4 million in 2001. Net debt at the end of 2002 was $379.2 million, down $84.4 million from $463.6 million at the end of 2001. The net-debt-to-capital ratio at December 31, 2002 was 38.4%, compared to 37.2% at the end of 2001. Capital spending in 2002 decreased 11.4% to $90.7 million from total 2001 capital spending of $102.3 million. The company focused on achieving manufacturing improvements by expanding facilities with a lower cost structure, improving quality and reducing labor costs, in accordance with MSI, and investing in new product programs. The reductions in capital spending reflect the company's drive for further efficiency and productivity. Nevertheless, the 43.1% total-debt-to-total-capital ratio was higher than the 38.9% at the end of 2001, due to the decrease in shareholders' equity.

On December 19, 2002, the company entered into an agreement to sell, on an ongoing basis, certain domestic trade receivables to Timken Receivables Corporation, a wholly owned, on balance sheet, special-purpose subsidiary. As of December 31, 2002, no trade receivables had yet been sold under the facility. The company is permitted to securitize up to $125 million of accounts receivable under this agreement. The facility will terminate on December 16, 2003, unless extended. In connection with the Torrington acquisition, the company entered into new $875 million senior credit facilities on December 31, 2002, with a syndicate of financial institutions, comprised of a five-year revolving credit facility of up to $500 million and a one-year term loan facility of up to $375 million. The new revolving credit facility replaces the company's existing senior credit facility, and the term loan could have been used as a bridge facility in the Torrington acquisition if long-term senior notes

CONSOLIDATED *statement of cash flows*

	Year Ended December 31		
	2002	2001	2000
(Thousands of dollars)			
CASH PROVIDED (USED)			
Operating Activities			
Net income (loss)	**$ 38,749**	$ (41,666)	$ 45,888
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of change in accounting principle	**12,702**	-	-
Depreciation and amortization	**146,535**	152,467	151,047
Loss (gain) on disposals of property, plant and equipment	**5,904**	(2,233)	3,982
Deferred income tax provision	**17,250**	23,013	10,585
Common stock issued in lieu of cash to benefit plans	**5,217**	1,441	1,303
Impairment and restructuring charges	**(13,564)**	41,832	16,813
Changes in operating assets and liabilities:			
Accounts receivable	**(43,679)**	44,803	(22,536)
Inventories	**(50,611)**	51,247	(52,566)
Other assets	**(3,198)**	(16,897)	(172)
Accounts payable and accrued expenses	**80,761**	(72,483)	4,046
Foreign currency translation loss (gain)	**10,037**	(3,886)	(1,296)
Net Cash Provided by Operating Activities	**206,103**	177,638	157,094
Investing Activities			
Purchases of property, plant and equipment–net	**(85,277)**	(90,501)	(159,157)
Proceeds from disposals of property, plant and equipment	**12,616**	6,357	2,669
Acquisitions	**(6,751)**	(12,957)	-
Net Cash Used by Investing Activities	**(79,412)**	(97,101)	(156,488)
Financing Activities			
Cash dividends paid to shareholders	**(31,713)**	(40,166)	(43,562)
Purchases of treasury shares	**-**	(2,931)	(24,149)
Proceeds from issuance of long-term debt	**-**	80,766	3,478
Payments on long-term debt	**(37,296)**	(2,176)	(3,595)
Short-term debt activity–net	**(11,498)**	(90,980)	70,865
Net Cash (Used) Provided by Financing Activities	**(80,507)**	(55,487)	3,037
Effect of exchange rate changes on cash	**2,474**	(2,585)	(622)
Increase in Cash and Cash Equivalents	**48,658**	22,465	3,021
Cash and cash equivalents at beginning of year	**33,392**	10,927	7,906
Cash and Cash Equivalents at End of Year	**$ 82,050**	$ 33,392	$ 10,927

See accompanying Notes to Consolidated Financial Statements on pages 33 through 46.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE BALANCE SHEET (CONTINUED)

had not been issued prior to closing the Torrington acquisition. Proceeds of the new senior credit facility must be used to repay any amounts outstanding under the existing credit facility, and the existing credit facility must be terminated. As of December 31, 2002, the company had $291.0 million available through its then existing $300.0 million senior credit facility. The company's then existing revolving credit facility and its new senior credit facility contain covenants requiring the company to comply with a maximum debt-to-capital ratio and a minimum fixed charge coverage ratio, and the new senior credit facility also requires the company to maintain a minimum consolidated net worth amount. The company is currently in compliance with the terms of these covenants.

Effective February 16, 2003, the company acquired IR's Engineered Solutions business, which is comprised of certain operating assets and subsidiaries, including The Torrington Company. The company paid IR $700 million in cash, subject to post-closing purchase price adjustments, and issued $140 million of its common stock (9,395,973 shares) to Ingersoll-Rand Company, a subsidiary of IR. To finance the cash portion of the transaction the company utilized, in addition to cash on hand: $180 million, net of underwriting discounts and commissions, from a public offering of 12,650,000 shares of common stock at $14.90 per share; $246.9 million, net of underwriting discounts and commissions, from a public offering of $250 million of 5.75% senior unsecured notes due 2010; $125 million from its accounts receivable facility; and approximately $86 million from its new senior credit facility.

In connection with the closing of the Torrington acquisition and the funding of its new senior credit facility, the company terminated its then existing $300 million revolving credit agreement. In addition, the company did not utilize the $375 million one-year term loan facility that was a part of the new senior credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE BALANCE SHEET (CONTINUED)

On October 17, 2002, Standard & Poor's Rating Services (S&P) announced that it placed its rating with respect to the company on CreditWatch with negative implications. Additionally, Moody's Investors Service (Moody's) announced that it had placed the company's debt rating under review for possible downgrade. These announcements were in response to the company's announcement that it had reached an agreement with Ingersoll-Rand to purchase Torrington. On February 12, 2003, S&P and Moody's announced that each had lowered its respective ratings on the company's outstanding debt, with a stable outlook. The company believes that it has structured the financing of the Torrington acquisition in a manner that will enable it to maintain an investment grade rating, although the company cannot assure that the rating agencies will agree with its view. Ratings reflect the view of the applicable rating agency at the time a rating is issued, and any explanation of the significance of a rating may be obtained only from the rating agency itself. A credit rating is not a recommendation to buy, sell or hold securities. Further downgradings would result in an increase in the interest rate on the new senior credit facility, and could materially adversely affect the company's future ability to obtain funding or could materially increase the cost of any additional funding.

Following the Torrington acquisition, to the extent possible, the company intends to continue its efforts to reduce debt. The company expects to satisfy any cash requirements in excess of cash generated from operating activities through drawings under the new revolving credit facility and the accounts receivable facility.

The company's contractual debt obligations and contractual commitments outstanding as of December 31, 2002 are as follows (in millions):

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 373.9	$ 23.8	$ 8.4	$ 103.6	$ 238.1
Commercial paper	$ 9.0	$ 9.0	-	-	-
Other lines of credit	$ 78.4	$ 78.4	-	-	-
Operating leases	$ 50.2	$ 12.1	$ 14.9	$ 7.0	$ 16.2
Supply agreement	$ 25.9	$ 8.5	$ 12.8	$ 4.6	$ -

The company's capital lease obligations are immaterial. The company is the guarantor of $27.5 million in debt for Pel Technologies, LLC, an equity investment of the company. The company is the guarantor for a subsidiary's operating lease of its warehouse facility. This obligation is $16.8 million at December 31, 2002. In connection with the Ashland plant sale, the company entered into a four-year supply agreement.

Shareholders' equity decreased $172.6 million in 2002 from 2001. The company recognized $38.7 million in net income, issuances of common stock of $61.4 million resulting from the stock contribution to the pension plan and other stock transactions, and a positive non-cash foreign currency translation adjustment of $14.0 million. However, these increases were more than offset by the minimum pension liability adjustment of $254.3 million and the payment of $31.7 million in dividends. On September 10, 2002, the company issued 3 million shares of its common stock to The Timken Company Collective Investment Trust for Retirement Trusts (Trust) as a contribution to certain company-sponsored pension plans. The value of the 3 million shares of common stock contributed to the Trust was approximately $54.5 million, which consisted of 2,766,955 shares of the company's treasury stock and 233,045 shares issued from authorized common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF CASH FLOWS

Cash and cash equivalents increased $48.6 million in 2002. Net cash provided by operations in 2002 was $206.1 million, compared to $177.6 million in 2001, due solely to the impact of the increased CDSOA payment received in 2002. Cash generated from income in 2002 was used to fund working capital changes, MSI, capital expenditures, and to reduce debt. The increase in accounts receivable used $43.7 million in cash in 2002. The increase in inventories required $50.6 million of cash in 2002. Although other assets increased significantly in 2002, the cash flow effect was minimal as the increase related to the contribution of assets from property, plant and equipment invested in the Advanced Green Components, LLC joint venture as well as Columbus plant assets for sale, which are classified in 2002 as assets "held for sale." Cash was provided by an $80.8 million increase in accounts payable and accrued expenses due primarily to the increases in amounts reserved for employee performance-based compensation due to the company's improved performance in 2002, and amounts payable to suppliers.

Purchases of property, plant and equipment-net were $85.3 million in 2002, compared to $90.5 million in 2001.

During 2002, the company did not purchase any shares of its common stock under the company's 2000 common stock purchase plan. This plan authorizes the company to buy up to 4 million shares of common stock in the open market or in privately negotiated transactions, which are to be held as treasury shares and used for specified purposes. The company may exercise this authorization until December 31, 2006. The company does not expect to be active in repurchasing shares in the near-term. Under the company's new revolving credit facility, only $20 million in common shares may be repurchased in any one year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OTHER INFORMATION

Recent Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the existing requirements for long-lived assets to be held and used, but it establishes one accounting model for long-lived assets to be disposed of by sale and revises guidance for assets to be disposed of other than by sale. Adoption of SFAS No. 144 did not have any effect on the company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue

No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. SFAS No. 146 has no effect on charges recorded for exit activities begun prior to this date. As such, the company continues to recognize restructuring costs in connection with MSI in accordance with EITF Issue No. 94-3. The company does not expect the adoption of this statement to have a material effect on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the Interpretation). The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Interpretation requires certain guarantees to be recorded at fair value. The guarantor's previous accounting for guarantees issued prior to the date of initial application should not be revised or restated.

On January 17, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors who do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to pre-existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The company is currently evaluating the impact of Interpretation 46 on the financial position of the company.

Critical Accounting Policies and Estimates

The company's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following paragraphs include a discussion of some critical areas that require a higher degree of judgment, estimates and complexity.

The company's revenue recognition policy is to recognize revenue when title passes to the customer. This occurs generally at the shipping point, except for certain exported goods, for which it occurs when the goods reach their destination. Selling prices are fixed, based on purchase orders or contractual arrangements. Write-offs of accounts receivable historically have been low.

As noted above, it is the company's policy to recognize restructuring costs in accordance with EITF 94-3 and the SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges." Detailed contemporaneous documentation is maintained and updated on a monthly basis to ensure that accruals are properly supported. If management determines that there is a change in the estimate, the accruals are adjusted to reflect this change.

The company sponsors a number of defined benefit pension plans, which cover most associates, except for those at certain international locations who are covered by government plans. The company also sponsors several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including return on pension plan assets, rate of compensation increases and health care cost trend rates. The discount rate is determined using a model that matches corporate bond securities against projected future pension and postretirement disbursements. Actual pension plan asset performance either reduces or increases net actuarial gains or losses in the current year, which ultimately affects net income in subsequent years.

For expense purposes in 2002, the company applied a discount rate of 7.5% and an expected rate of return of 9.5% for the company's pension plan assets. For 2003 expense, the company reduced the discount rate to 6.6%. Also, the assumption for expected rate of return on plan assets was changed from 9.5% to 8.75% for 2003. This change, along with the lower discount rate, will result in an increase in 2003 pretax pension expense of approximately $25 million. A 0.25% reduction in the discount rate would increase pension expense by approximately $6 million for 2003. A 0.25% reduction in the expected rate of return would increase pension expense by approximately $3.4 million for 2003.

For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 9.0% for 2003, declining gradually to 6.0% in 2006 and thereafter for pre-age 65 benefits; 6.0% for post-age 65 benefits for all years; and 15.0% for 2003, declining gradually to 6.0% in 2014 and thereafter for prescription drug benefits. The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 2002 total service and interest cost components by $2.1 million and would have increased the postretirement benefit obligation by $32.0 million. A one-percentage-point decrease would provide corresponding reductions of $1.9 million and $28.6 million, respectively.

SFAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The company estimates actual current tax due and assesses temporary differences resulting from the treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included within the balance sheet. Based on known and projected earnings information and prudent tax planning strategies, the company then assesses the likelihood that the deferred tax assets will be recovered. To the extent that the company believes recovery is not likely, a valuation allowance is established. In the event that the company determines the realizability of deferred tax assets in the future is in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period in which such determination was made. Likewise, if the company determines that it is unlikely that all or part of the net deferred tax asset will be realized in the future, an adjustment to the deferred tax asset would be charged to expense in the period in which such determination was made. Net deferred tax assets relate primarily to pension and postretirement benefits, which the company believes will result in future tax benefits. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. Historically, actual results have not differed significantly from those determined using the estimates described above.

Other Matters

Changes in short-term interest rates related to three separate funding sources impact the company's earnings. These sources are commercial paper issued in the United States, floating rate tax-exempt U.S. municipal bonds with a weekly reset mode, and short-term bank borrowings at international subsidiaries. If the market rates for short-term borrowings increased by 1% around the globe, the impact would be an increase in interest expense of $1.3 million with a corresponding decrease in income before taxes of the same amount. The amount was determined by considering the impact of hypothetical interest rates on the company's borrowing cost, year-end debt balances by category and an estimated impact on the tax-exempt municipal bonds' interest rates.

Fluctuations in the value of the U.S. dollar compared to foreign currencies, predominately in European countries, also impact the company's earnings. The greatest risk relates to products shipped between the company's European operations and the United States. Foreign currency forward contracts and options are used to hedge these intracompany transactions. Additionally, hedges are used to cover third-party purchases of product and equipment. As of December 31, 2002, there were $72.1 million hedges in place. A uniform 10% weakening of the dollar against all currencies would have resulted in a change of $6.5 million on these hedges. In addition to the direct impact of the hedged amounts, changes in exchange rates also affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

On March 5, 2002, pursuant to Section 201 of the U.S. Trade Act of 1974, President Bush signed a proclamation imposing increased tariffs for a three-year period on imports of hot-rolled and cold-finished steel bar imports, in response to the ITC finding that the U.S. steel industry was being injured as a result of excessive imports by international competitors. The remedy for these product categories is three years of tariffs at 30%, 24% and 18%. Rulings adverse to the United States or substantial political pressures could, however, result in the President changing the remedy, granting substantial exemptions from the remedy, or terminating the remedy entirely prior to the end of the three-year period.

In November 2002, the U.S. government initiated additional consultations with U.S. steel consumers and international producers to discuss potential exemptions from the increased tariffs. Moreover, while the President's decision to implement a Section 201 remedy is not appealable to U.S. courts, foreign governments and other countries may appeal, and some have appealed to the World Trade Organization (WTO). The European Union, Japan and other countries are currently prosecuting these appeals. These dispute settlement proceedings at the WTO and further appeals to the Appellate Body of the WTO generally take 15 to 24 months. Additionally, a number of affected countries have imposed or threatened to impose various retaliatory tariffs on U.S. steel or other products or have sought various product exemptions from the imposition of the tariffs.

On July 30, 2002, the board of directors elected James W. Griffith chief executive officer. He assumed primary and executive responsibility for the strategy and performance of the company. He continues to serve as president and as a director.

In January 2003, the board of directors elected Sallie B. Bailey senior vice president – finance and controller. She continues to serve as an officer of the company.

On January 31, 2003, the board of directors declared a quarterly cash dividend of $0.13 per share, payable on March 4, 2003 to shareholders of record as of February 14, 2003. This is the 323rd consecutive dividend paid on the common stock of the company.

The company continues to protect the environment and comply with environmental protection laws. Additionally, it has invested in pollution control equipment and updated plant operational practices. The company is committed to implementing a documented environmental management system worldwide and to becoming certified under the ISO 14001 standard to meet or exceed customer requirements. By the end of 2002, eleven of the company's plants had obtained ISO 14001 certification. Six additional plants are on schedule to be certified by July 2003. The company believes it has established adequate reserves to cover its environmental expenses and has a well-established environmental compliance audit program, which includes a proactive approach to bringing its domestic and international units to higher standards of environmental performance. This program measures performance against local laws, as well as standards that have been established for all units worldwide. It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, the company is unsure of the future financial impact to the company that could result from the United States Environmental Protection Agency's (EPA's) final rules to tighten the National Ambient Air Quality Standards for fine particulate and ozone.

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties by the United States EPA for site investigation and remediation at certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. Management believes any ultimate liability with respect to all pending actions will not materially affect the company's operations, cash flows or consolidated financial position.

CONSOLIDATED *statement of shareholders' equity*

	Total	Common Stock: Stated Capital	Common Stock: Other Paid-In Capital	Earnings Invested in the Business	Accumulated Other Comprehensive Loss	Treasury Stock
(Thousands of dollars, except share data)						
Year Ended December 31, 2000						
Balance at January 1, 2000	$1,045,981	$ 53,064	$ 258,287	$ 836,916	$ (64,134)	$ (38,152)
Net income	45,888			45,888		
Foreign currency translation adjustments (net of income tax of $1,137)	(21,293)				(21,293)	
Minimum pension liability adjustment (net of income tax of $301)	514				514	
Total comprehensive income	25,109					
Dividends–$0.72 per share	(43,562)			(43,562)		
Purchase of 1,354,000 shares for treasury	(24,149)					(24,149)
Issuance of 123,068 shares from treasury[1]	1,303		(1,414)			2,717
Balance at December 31, 2000	$1,004,682	$ 53,064	$ 256,873	$ 839,242	$ (84,913)	$ (59,584)
Year Ended December 31, 2001						
Net loss	(41,666)			(41,666)		
Foreign currency translation adjustments (net of income tax of $963)	(15,914)				(15,914)	
Minimum pension liability adjustment (net of income tax of $61,892)	(122,520)				(122,520)	
Cumulative effect of change in method of accounting	(34)				(34)	
Change in fair value of derivative financial instruments	(1,560)				(1,560)	
Reclassification adjustments – contract settlements	403				403	
Total comprehensive loss	(181,291)					
Dividends–$0.67 per share	(40,166)			(40,166)		
Purchase of 206,300 shares for treasury	(2,931)					(2,931)
Issuance of 97,225 shares from treasury[1]	1,441		(450)			1,891
Balance at December 31, 2001	$ 781,735	$ 53,064	$ 256,423	$ 757,410	$ (224,538)	$ (60,624)
Year Ended December 31, 2002						
Net income	**38,749**			**38,749**		
Foreign currency translation adjustments (net of income tax of $2,843)	**14,050**				**14,050**	
Minimum pension liability adjustment (net of income tax of $147,303)	**(254,318)**				**(254,318)**	
Change in fair value of derivative financial instruments	**(2,230)**				**(2,230)**	
Reclassification adjustments – contract settlements	**1,359**				**1,359**	
Total comprehensive loss	**(202,390)**					
Dividends – $0.52 per share	**(31,713)**			**(31,713)**		
Issuance of 3,186,470 shares from treasury[1]	**57,747**		**(2,138)**			**59,885**
Issuance of 369,290 shares from authorized[1]	**3,707**		**3,707**			
Balance at December 31, 2002	**$ 609,086**	**$ 53,064**	**$ 257,992**	**$ 764,446**	**$ (465,677)**	**$ (739)**

(1) Share activity was in conjunction with employee benefit and stock option plans. See accompanying Notes to Consolidated Financial Statements on pages 33 through 46.

1 SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the company and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation. Investments in affiliated companies are accounted for by the equity method.

Revenue Recognition: The company recognizes revenue when title passes to the customer. This is generally FOB shipping point except for certain exported goods, which is FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Write-offs of accounts receivable historically have been low.

Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market, with 78% valued by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $136,063,000 and $151,976,000 greater at December 31, 2002 and 2001, respectively. During 2002, inventory quantities were reduced as a result of ceasing manufacturing operations in Duston, England (see Note 5). This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years, compared to the cost of current purchases, the effect of which increased income (loss) before cumulative effect of change in accounting principle by approximately $5,700,000 or $0.09 per diluted share.

Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings, 5 to 7 years for computer software and 3 to 20 years for machinery and equipment.

Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company's assets and liabilities.

The company plans to reinvest undistributed earnings of all non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $118,000,000 at December 31, 2002. Accordingly, U.S. income taxes have not been provided on such earnings. Based on financial information as of December 31, 2002, no additional U.S. income tax may be due if these earnings were distributed. However, such distributions would be subject to non-U.S. withholding taxes and secondary taxes on distributed profits totaling approximately $9,000,000.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive loss. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. The company recorded foreign currency exchange losses of $5,143,000 in 2002, $3,211,000 in 2001 and $1,467,000 in 2000.

Stock-Based Compensation: On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," by providing alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123. The company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock options to key associates and directors. Under APB Opinion No. 25, because the exercise price of the company's stock options equals the market price of the underlying common stock on the date of grant, no compensation expense is required.

The effect on net income (loss) and earnings per share as if the company had applied the fair value recognition provisions of SFAS No. 123 is as follows for the years ended December 31:

(Thousands of dollars)	2002	2001	2000
Net income (loss), as reported	**$ 38,749**	$ (41,666)	$ 45,888
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	**(5,439)**	(5,731)	(6,014)
Pro forma net income (loss)	**$ 33,310**	$ (47,397)	$ 39,874
Earnings per share:			
Basic – as reported	**$0.63**	$(0.69)	$0.76
Basic – pro forma	**$0.54**	$(0.79)	$0.66
Diluted – as reported	**$0.62**	$(0.69)	$0.76
Diluted – pro forma	**$0.54**	$(0.79)	$0.66

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings Per Share: Earnings per share are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Earnings per share - assuming dilution are computed by dividing net income (loss) by the weighted-average number of common shares outstanding adjusted for the dilutive impact of potential common shares for options.

Derivative Instruments: In 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The statement required the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Certain of the company's holdings of forward foreign exchange contracts have been deemed derivatives pursuant to the criteria established in SFAS No. 133, of which the company has designated certain of those derivatives as hedges. The critical terms, such as the notional amount and timing of the forward contract and forecasted transaction, coincide resulting in no hedge ineffectiveness. The adoption of SFAS No. 133 did not have a significant effect on the company's financial position or results of operations.

Recent Accounting Pronouncements In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the existing requirements for long-lived assets to be held and used, but it establishes one accounting model for long-lived assets to be disposed of by sale and revises guidance for assets to be disposed of other than by sale. Adoption of SFAS No. 144 did not have an effect on the company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. SFAS No. 146 has no effect on charges recorded for exit activities begun prior to this date. As such, the company continued to recognize restructuring costs in connection with the manufacturing strategy initiative (MSI) in accordance with EITF Issue No. 94-3. The company does not expect the adoption of this statement to have a material effect on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the Interpretation). The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Interpretation requires certain guarantees to be recorded at fair value. The guarantor's previous accounting for guarantees issued prior to the date of initial application should not be revised or restated.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors who do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to pre-existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The company is currently evaluating the impact of Interpretation 46 on the financial statements of the company.

Reclassifications: The CDSOA payments and certain minor amounts reported in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

2 COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following:

(Thousands of dollars)	**2002**	2001	2000
Foreign currency translation adjustment	**$ (80,520)**	$ (94,570)	$ (78,656)
Minimum pension liability adjustment	**(383,095)**	(128,777)	(6,257)
Fair value of open foreign currency cash flow hedges	**(2,062)**	(1,191)	-
	$ (465,677)	$ (224,538)	$ (84,913)

3 ACQUISITIONS

In March 2002, the company purchased an industrial equipment repair facility in Niles, Ohio. In November 2001, the company purchased Lecheres Industries SAS, the parent company of Bamarec S.A., a precision component manufacturer based in France. In February 2001, the company completed the buyout of its Chinese joint venture partner in Yantai Timken Company Limited. Prior to the buyout, the company owned a 60% interest in Yantai Timken, and its financial results were consolidated into the company's financial statements, taking into account a minority interest. In January 2001, the company purchased the assets of Score International, Inc., a manufacturer of dental handpiece repair tools located in Sanford, Florida.

The total cost of these acquisitions amounted to $6,751,000, and $12,957,000 in 2002 and 2001, respectively. The purchase price has been allocated to the assets and liabilities acquired, based on their fair values at the dates of acquisition. The fair value of the assets was $6,751,000 and $25,408,000 in 2002 and 2001; and the fair value of liabilities assumed was $6,751,000 and $16,396,000 in 2002 and 2001. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. The acquisitions were accounted for as purchases in accordance with SFAS No. 141, "Business Combinations." The company's consolidated financial statements include the results of operations of the acquired businesses for the period subsequent to the effective date of this acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.

4 EARNINGS PER SHARE

The following table sets forth the ***reconciliation*** of the numerator and the denominator of earnings per share and earnings per share - assuming dilution for the years ended December 31:

(Thousands of dollars, except per share data)	**2002**	2001	2000
Numerator:			
Net income (loss) for earnings per share and earnings per share - assuming dilution – income available to common shareholders	**$ 38,749**	$ (41,666)	$ 45,888
Denominator:			
Denominator for earnings per share – weighted-average shares	**61,128,005**	59,947,568	60,556,595
Effect of dilutive securities:			
Stock options and awards – based on the treasury stock method	**507,334**	(1)	166,577
Denominator for earnings per share - assuming dilution – adjusted weighted-average shares	**61,635,339**	59,947,568	60,723,172
Earnings per share	**$ 0.63**	$ (0.69)	$ 0.76
Earnings per share - assuming dilution	**$ 0.62**	$ (0.69)	$ 0.76

(1) Addition of 161,211 shares would result in antidilution.

5 IMPAIRMENT AND RESTRUCTURING CHARGES

It is the company's policy to recognize restructuring costs in accordance with Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges." Impairment charges are recognized to write down assets to their fair value when it is probable that the undiscounted cash flows associated with an asset or group of assets are less than the current net book value.

During 2001, the company had two active restructuring programs. In April 2001, the company announced a strategic refocusing of its manufacturing operations to establish a foundation for accelerating the company's growth initiatives. This second phase of the company's transformation included creating focused factories for each product line or component, replacing specific manufacturing processes with state-of-the-art processes through the company's global supply chain, rationalizing production to the lowest total cost plants and implementing lean manufacturing process redesign to continue to improve quality and productivity. As part of this manufacturing strategy initiative (MSI), the company announced its intention to close bearing plants in Columbus, Ohio, and Duston, England, to sell a tooling plant in Ashland, Ohio, and reduce employment by approximately 1,500 by the end of 2002. In August 2001, the company took steps to further reduce capital spending, delay or scale back certain projects and reduce salaried employment. The reductions affected about 300 salaried associates concentrated in North America and Western Europe and were in addition to the 1,500 previously announced. These additional associates exited the company by the end of 2001.

Manufacturing operations at the Columbus and Duston bearing plants ceased on November 9, 2001, and September 30, 2002, respectively. Additionally, on June 30, 2002, the company sold its Ashland plant.

As a result of MSI and the salaried workforce reduction, the company targeted an annualized pretax rate of savings of approximately $120 million by the end of 2004. Through December 31, 2002, the company achieved estimated annualized pretax savings of $80 million.

To implement the MSI initiatives during 2001 and 2002, the company expected to take approximately $100 - $110 million in restructuring, impairment and reorganization charges by December 31, 2002. In total for 2001 and 2002, the company actually incurred $107.4 million in cumulative impairment, restructuring and reorganization charges related to MSI and salaried workforce reduction programs. The charges incurred for these programs for the years ended December 31, 2002 and 2001 totaled $50.6 million and $56.8 million, respectively. A breakdown of these charges is as follows:

(Millions of dollars)	2002	2001
Impairment expense	**$ 17.9**	$ 1.5
Severance expense	**3.5**	30.8
Curtailment expense (Pension and postretirement benefits)	**6.7**	15.1
Exit costs	**4.0**	1.4
Reorganization expense:		
Cost of products sold	**8.6**	4.1
Selling, administrative and general expenses	**9.9**	3.9
Total MSI program charges	**$ 50.6**	$ 56.8

In 2002, the $17.9 million in impairment expense and $4.0 million in exit costs are related to the Duston and Columbus plant closures. The severance and curtailment expenses for pension and postretirement benefits incurred during 2002 are primarily related to the salaried workforce reduction in Automotive, Industrial and corporate functions, as well as certain Ashland plant associates. Also, late in 2002, the Steel Business reduced its salaried workforce. These Steel associates exited the company prior to December 31, 2002, and their positions have been eliminated.

In 2001, the $30.8 million in severance expense and $1.4 million in exit costs were related to the shutdown of the Columbus and Duston plants as well as reductions in the salaried workforce. The curtailment expense of $15.1 million was for the pension and postretirement benefits related to the shutdown of the Columbus bearing plant.

As of December 31, 2002, the remaining severance and exit cost accrual balance was $6.0 million, including $5.1 million of expense incurred during the year, which was offset by an accrual reversal and foreign currency adjustments of $1.8 million. The restructuring accrual balance has been reduced for severance that was accrued, but not paid as a result of certain associates retiring or finding other employment. Total payments made during 2002 totaled $18.7 million. The remaining accrual balance is payable during the first half of 2003. As of December 31, 2001, cash payments of $9.1 million had been made for severance, resulting in a remaining accrual balance of $21.4 million.

From the announcement in April 2001 through the end of 2002, 1,824 associates left the company as a result of actions taken through MSI and the salaried workforce reduction initiatives. Of that number, 1,304 people were primarily associates from the Duston and Columbus plants, as well as associates included in the worldwide salaried workforce for whom severance has been paid. In addition, 99 associates left the company as a result of selling the Ashland plant. The remaining 421 associates retired or voluntarily left the company and their positions have been eliminated.

The key elements of the 2002 restructuring, impairment and reorganization expenses by segment for the year ended December 31, 2002 related to the MSI and salaried workforce reduction programs are as follows:

	Auto	Industrial	Steel	Total
(Millions of dollars)				
Restructuring:				
Severance expense	$ 0.1	$ 1.8	$ 1.6	$ 3.5
Exit costs	3.9	0.1	-	4.0
	$ 4.0	$ 1.9	$ 1.6	$ 7.5
Impairment expense	$ 14.2	$ 3.7	$ -	$ 17.9
Pension and postretirement benefits	0.8	3.7	2.2	6.7
Total restructuring and impairment expense	$ 19.0	$ 9.3	$ 3.8	$ 32.1
Reorganization expense	9.8	8.7	-	18.5
Total expenses	$ 28.8	$ 18.0	$ 3.8	$ 50.6

The key elements of the ***cumulative*** restructuring, impairment and reorganization expenses by segment related to the MSI and salaried workforce reduction programs through December 31, 2002 are as follows:

	Auto	Industrial	Steel	Total
(Millions of dollars)				
Restructuring:				
Severance expense	$ 26.0	$ 5.4	$ 2.9	$ 34.3
Exit costs	4.3	1.1	-	5.4
	$ 30.3	$ 6.5	$ 2.9	$ 39.7
Impairment expense	$ 15.3	$ 4.1	$ -	$ 19.4
Pension and postretirement benefits	0.8	18.8	2.2	21.8
Total restructuring and impairment expense	$ 46.4	$ 29.4	$ 5.1	$ 80.9
Reorganization expense	13.2	13.3	-	26.5
Total expenses	$ 59.6	$ 42.7	$ 5.1	$107.4

The company also undertook a $55 million efficiency initiative program announced in March 2000, which concluded during the first quarter of 2001. The company incurred $49.4 million ($10.5 million in 2001) in total impairment, restructuring and reorganization charges related to the program. Of the $49.4 million total charges recorded between March 2000 and March 2001, $20.7 million were impairment expenses, $13.0 million related to restructuring expenses and $15.7 million were reorganization expenses.

In connection with this restructuring program, payments of $13.0 million have been disbursed through December 31, 2001. Estimated savings related to this first program realized through the end of 2001 approximated $26 million before taxes. During 2001, 106 positions were identified and exited the company due to the initial restructuring. Combined with positions eliminated during 2000, this resulted in a total elimination of 694 positions as part of this restructuring.

Key elements of the 2001 restructuring, impairment and reorganization expenses for this earlier restructuring program by segment are as follows:

	Auto	Industrial	Steel	Total
(Millions of dollars)				
Restructuring:				
Severance expense	$ 0.1	$ 4.0	$ -	$ 4.1
Reversal of severance expense	(0.2)	(1.8)	-	(2.0)
Impairment expense	-	3.4	0.4	3.8
Total restructuring and impairment expense	$ (0.1)	$ 5.6	$ 0.4	$ 5.9
Reorganization expense	0.3	3.3	1.0	4.6
Total expenses	$ 0.2	$ 8.9	$ 1.4	$ 10.5

6 CHANGE IN METHOD OF ACCOUNTING

Effective January 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. The application of the nonamortization provisions resulted in an increase in annual pretax income of $6.1 million. Intangible assets that are separable and have a definite life continue to be amortized over the estimated useful lives. Changes in the estimated useful lives of identifiable intangible assets did not result in a material change to net income.

As part of the adoption, the company evaluated the impairment of indefinite lived intangible assets and determined that none were impaired based on estimations in market value. Prior to testing goodwill for impairment, the company determined the fair value of each of its five reporting units using discounted cash flows and validation with various market-comparable approaches. The company completed the required transitional goodwill impairment analysis for SFAS No. 142 adoption purposes in the third quarter of 2002 and recorded a $12.7 million impairment loss, net of tax benefits of $7.8 million, relating to its Specialty Steel business, which was treated as a cumulative effect of a change in accounting principle.

SFAS No. 142 does not permit restatement of previously issued financial statements. The following table sets forth reported operating results for the company for the preceding two years, and what net income and earnings per share would have been had SFAS No. 142 been applied in all years ended as of December 31 (with goodwill amortization ceasing on January 1, 2000):

(Thousands of dollars, except per share data)	2001	2000
Reported net (loss) income	$(41,666)	$ 45,888
Add back: goodwill amortization, net of income taxes of 2001-$1,278; 2000-$1,339	4,782	5,010
Add back: amortization of indefinite lived intangible assets, net of income taxes of 2001-$28; 2000-$11	45	18
Adjusted net (loss) income	$ (36,839)	$ 50,916
Reported earnings per share – basic and diluted	$ (0.69)	$ 0.76
Add back: goodwill amortization, net of income taxes	0.08	0.08
Add back: amortization of indefinite lived intangible assets, net of income taxes	-	-
Adjusted earnings per share – basic and diluted	$ (0.61)	$ 0.84

Changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

(Thousands of dollars)	Beginning Balance	Impairment	Other	Ending Balance
Goodwill:				
Automotive	$ 1,577	$ -	$ 56	$ 1,633
Industrial	120,426	-	(986)	119,440
Steel	28,038	(20,488)	1,320	8,870
	$ 150,041	$ (20,488)	$ 390	$129,943

Indefinite lived intangible assets are immaterial.

The following table displays intangible assets as of December 31:

	2002			2001		
	Gross Carrying *Amount*	**Accumulated *Amortization***	**Net Carrying *Amount***	**Gross Carrying *Amount***	**Accumulated *Amortization***	**Net Carrying *Amount***
Intangible assets subject to amortization:						
Industrial trademarks	**$ 712**	**$ 213**	**$ 499**	$ 532	$ 289	$ 243
Industrial land use rights	**4,484**	**905**	**3,579**	4,484	798	3,686
Industrial know-how transfer	**417**	**341**	**76**	417	341	76
	$ 5,613	**$ 1,459**	**$ 4,154**	$ 5,433	$ 1,428	$ 4,005
Intangible assets not subject to amortization:						
Goodwill	**$ 129,943**	**$ -**	**$ 129,943**	$197,329	$ 47,288	$150,041
Automotive land use rights	**112**	**-**	**112**	108	-	108
Industrial license agreements	**951**	**-**	**951**	1,042	97	945
	$ 131,006	**-**	**$ 131,006**	$198,479	$ 47,385	$151,094
Total intangible assets	**$ 136,619**	**$ 1,459**	**$ 135,160**	$203,912	$ 48,813	$155,099

Amortization expense for intangible assets was approximately $288,000 and $273,000 for the years ended December 31, 2002 and 2001, and is estimated to be approximately $342,000 annually for the next five years.

7 CONTINGENCIES

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRPs) by the United States Environmental Protection Agency for site investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) with respect to certain sites. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In addition, the company is subject to various lawsuits, claims and proceedings which arise in the ordinary course of its business. The company accrues costs associated with environmental and legal matters when they become probable and reasonably estimable. Environmental costs include compensation and related benefit costs associated with associates expected to devote significant amounts of time to the remediation effort and post-monitoring costs. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any ultimate liability with respect to these actions, in excess of amounts provided, will not materially affect the company's consolidated operations, cash flows or financial position.

The company is the guarantor of $27,500,000 in debt for Pel Technologies, LLC, (Pel) an equity investment of the company. A $23,500,000 letter of credit was guaranteed by the company to secure payment on Ohio Water Development Authority revenue bonds held by Pel, as well as a guarantee for a $4,000,000 bank loan. In case of default by Pel on either obligation, the company agrees to pay existing balances due as of the date of default. The letter of credit expires on July 22, 2006. The bank loan obligation expires on the earlier of March 27, 2012 or on the date that Pel maintains a certain debt coverage ratio for a specified period.

The company is a guarantor of an operating lease for a subsidiary located in Vienna, Ohio. In case of a default, the company is obligated to pay the remaining balance due. This guarantee expires on June 1, 2016. The total future lease payments related to this lease are $16,800,000 as of December 31, 2002. This amount has been included in the company's future minimum lease payment disclosure in Note 8 Financing Arrangements.

In connection with the Ashland plant sale, the company entered into a four-year supply agreement with the buyer. The company agrees to purchase a fixed amount each year ranging from $8,500,000 in the first year to $4,650,000 in year four or an aggregate total of $25,900,000. The agreement also details the payment terms and penalties assessed if the buyer does not meet the company's performance standards as outlined. This agreement expires on June 30, 2006.

8 FINANCING ARRANGEMENTS

Long-term debt at December 31, 2002 and 2001 was as follows:

(Thousands of dollars)	2002	2001
Fixed-rate Medium-Term Notes, Series A, due at various dates through May 2028, with interest rates ranging from 6.20% to 7.76%	**$ 292,000**	$ 327,000
Variable-rate State of Ohio Air Quality and Water Development Revenue Refunding Bonds, maturing on November 1, 2025 (1.5% at December 31, 2002)	**21,700**	21,700
Variable-rate State of Ohio Pollution Control Revenue Refunding Bonds, maturing on July 1, 2003 (1.6% at December 31, 2002)	**17,000**	17,000
Variable-rate State of Ohio Water Development Revenue Refunding Bonds, maturing on May 1, 2007 (1.6% at December 31, 2002)	**8,000**	8,000
Variable-rate State of Ohio Water Development Authority Solid Waste Revenue Bonds, maturing on July 1, 2032 (1.65% at December 31, 2002)	**24,000**	24,000
Other	**11,166**	12,885
	373,866	410,585
Less current maturities	**23,781**	42,434
Long-term debt	**$ 350,085**	$ 368,151

The maturities of long-term debt for the five years subsequent to December 31, 2002, are as follows: 2003–$23,781,000; 2004–$7,518,000; 2005–$892,000; 2006–$95,335,000; and 2007–$8,228,000.

Interest paid in 2002, 2001 and 2000 approximated $33,000,000 for all three years. This differs from interest expense due to timing of payments and interest capitalized of $436,000 in 2002; $1,400,000 in 2001; and $1,600,000 in 2000 as a part of major capital additions. The weighted-average interest rate on commercial paper borrowings during the year was 2.1% in 2002, 4.3% in 2001 and 6.5% in 2000. The weighted-average interest rate on short-term debt during the year was 4.8% in 2002, 5.8% in 2001 and 6.3% in 2000.

At December 31, 2002, the company had available $291,000,000 through an unsecured $300,000,000 revolving credit agreement with a group of banks.

The agreement, which expires in June 2003, bears interest based upon any one of four rates at the company's option–adjusted prime, Eurodollar, competitive bid Eurodollar or the competitive bid absolute rate. Also, the company has a shelf registration filed with the Securities and Exchange Commission which, as of December 31, 2002, enables the company to issue up to an additional $125,000,000 of long-term debt securities in the public markets.

In connection with the Torrington acquisition, the company entered into new $875 million senior credit facilities on December 31, 2002, with a syndicate of financial institutions, comprised of a five-year revolving credit facility of up to $500 million and a one-year term loan facility of up to $375 million. The new revolving facility replaces the company's existing senior credit facility, and the term loan could have been used as a bridge facility in the Torrington acquisition if long-term senior notes had not been issued prior to closing. Proceeds of the new senior credit facility must be used to repay any amounts outstanding under the existing credit facility, and the existing credit facility must be terminated. In connection with the closing of the Torrington acquisition and the funding of its new senior credit facility, the company terminated its then existing $300,000,000 revolving credit agreement. In addition the company did not utilize the $375,000,000 one-year term loan.

On December 19, 2002, the company entered into an Accounts Receivable Securitization financing agreement (Asset Securitization), which provides for borrowings up to $125 million, limited to certain borrowing base calculations, and is secured by certain trade receivables. Under the terms of the Asset Securitization, the company sells, on an ongoing basis, certain domestic trade receivables to Timken Receivables Corporation, a wholly owned consolidated subsidiary, that in turn uses the trade receivables to secure the borrowings, which are funded through a vehicle that issues commercial paper in the short-term market. As of December 31, 2002, this subsidiary has been classified into the specific reportable segments for segment reporting based on the end customer. No trade receivables have yet been sold under the facility as of December 31, 2002. The yield on the commercial paper, which is commercial paper rate plus program fees, will be considered a financing cost and included in interest expense on the statement of operations.

The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $14,536,000, $16,799,000, and $14,719,000 in 2002, 2001 and 2000, respectively. At December 31, 2002, future minimum lease payments for noncancelable operating leases totaled $50,184,000 and are payable as follows: 2003–$12,147,000; 2004–$8,376,000; 2005–$6,474,000; 2006–$3,887,000; 2007–$3,112,000; and $16,188,000 thereafter.

9 FINANCIAL INSTRUMENTS

As a result of the company's worldwide operating activities, it is exposed to changes in foreign currency exchange rates, which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations, primarily related to anticipated purchases of inventory and equipment. At December 31, 2002 and 2001, the company had forward foreign exchange contracts, all having maturities of less than one year, with notional amounts of $72,070,000 and $19,507,000, respectively. The forward foreign exchange contracts were primarily entered into by the company's European subsidiaries to manage Euro and U.S. dollar exposures. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment, depending on the transaction. These deferred gains and losses are reclassified from accumulated other comprehensive loss and recognized in earnings when the future transactions occur, or through depreciation expense.

The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of the company's fixed-rate debt, based on quoted market prices, was $325,000,000 and $334,000,000 at December 31, 2002 and 2001, respectively. The carrying value of this debt was $308,000,000 and $346,000,000.

10 STOCK COMPENSATION PLANS

Under the company's stock option plans, shares of common stock have been made available to grant at the discretion of the Compensation Committee of the Board of Directors to officers and key associates in the form of stock options, stock appreciation rights, restricted shares and deferred shares. In addition, shares can be awarded to directors not employed by the company. The options have a ten-year term and vest in 25% increments annually beginning twelve months after the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its associate stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For purposes of pro forma disclosures, the estimated fair value of the options granted under the plan is amortized to expense over the options' vesting periods.

Following is the ***related assumptions*** under the Black-Scholes method:

	2002	2001	2000
Assumptions:			
Risk-free interest rate	**5.29%**	6.32%	6.31%
Dividend yield	**3.57%**	3.36%	3.01%
Expected stock volatility	**0.506**	0.480	0.481
Expected life - years	**8**	8	8

A summary of activity related to ***stock options*** for the above plans is as follows for the years ended December 31:

	2002		2001		2000	
	Options	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding - beginning of year	**6,825,412**	**$20.22**	5,720,990	$21.41	4,515,676	$22.90
Granted	**1,118,175**	**25.01**	1,367,400	15.05	1,356,400	15.88
Exercised	**(499,372)**	**16.30**	(54,528)	14.67	(88,761)	12.96
Canceled or expired	**(134,189)**	**20.61**	(208,450)	20.35	(62,325)	21.28
Outstanding - end of year	**7,310,026**	**$21.21**	6,825,412	$20.22	5,720,990	$21.41
Options exercisable	**4,397,590**		3,745,131		2,910,271	

The company sponsors a performance target option plan that is contingent upon the company's common shares reaching specified fair market values. Under the plan, no awards were issued nor was compensation expense recognized during 2002, 2001 or 2000.

Exercise prices for options outstanding as of December 31, 2002, range from $13.50 to $33.75; the weighted-average remaining contractual life of these options is six years. The estimated weighted-average fair values of stock options granted during 2002, 2001 and 2000 were $10.36, $6.36 and $7.01, respectively.

At December 31, 2002, a total of 302,667 restricted stock rights, restricted shares or deferred shares have been awarded under the above plans and are not vested. The company distributed 100,947, 61,301 and 100,832 common shares in 2002, 2001 and 2000, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

The number of shares available for future grants for all plans at December 31, 2002, including stock options, is 2,679,841.

11 RETIREMENT AND POSTRETIREMENT BENEFIT PLANS

The company sponsors defined contribution retirement and savings plans covering substantially all associates in the United States and certain salaried associates at non-U.S. locations. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 2002, the plans had 12,310,779 shares of Timken Company common stock with a fair value of $235,136,000. Company contributions to the plans, including performance sharing, amounted to $14,603,000 in 2002; $13,289,000 in 2001; and $14,384,000 in 2000. The company paid dividends totaling $6,407,000 in 2002; $8,192,000 in 2001; and $7,958,000 in 2000, to plans holding common shares.

The company and its subsidiaries sponsor several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. Depending on retirement date and associate classification, certain health care plans contain contributions and cost-sharing features such as deductibles and coinsurance. The remaining health care and life insurance plans are noncontributory.

The company and its subsidiaries sponsor a number of defined benefit pension plans, which cover many of their associates except those at certain locations who are covered by government plans.

The following tables set forth the ***change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet*** of the defined benefit pension and postretirement benefits as of December 31, 2002 and 2001:

	Defined Benefit Pension Plans		Postretirement Plans	
	2002	2001	**2002**	2001
(Thousands of dollars)				
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 1,825,602**	$1,641,959	**$ 640,701**	$ 588,824
Service cost	**36,115**	35,313	**4,357**	4,047
Interest cost	**132,846**	126,809	**47,505**	48,380
Amendments	**4,165**	6,246	**-**	(33,413)
Actuarial losses	**223,763**	120,256	**77,224**	69,500
Associate contributions	**936**	1,604	**-**	-
International plan exchange rate change	**20,791**	(5,416)	**29**	(126)
Curtailment loss	**6,706**	16,522	**980**	9,109
Benefits paid	**(133,780)**	(117,691)	**(50,121)**	(45,620)
Benefit obligation at end of year	**$ 2,117,144**	$1,825,602	**$ 720,675**	$ 640,701
Change in plan assets(1)				
Fair value of plan assets at beginning of year	**$ 1,295,214**	$1,383,683		
Actual return on plan assets	**(91,994)**	(51,608)		
Associate contributions	**936**	1,604		
Company contributions	**112,297**	84,882		
International plan exchange rate change	**15,678**	(5,656)		
Benefits paid	**(133,780)**	(117,691)		
Fair value of plan assets at end of year	**$ 1,198,351**	$1,295,214		
Funded status				
Projected benefit obligation in excess of plan assets	**$ (918,793)**	$ (530,388)	**$ (720,675)**	$ (640,701)
Unrecognized net actuarial loss	**711,396**	260,126	**306,520**	241,018
Unrecognized net asset at transition dates, net of amortization	**(1,102)**	(2,246)	**-**	-
Unrecognized prior service cost (benefit)	**131,173**	146,448	**(45,335)**	(51,743)
Accrued benefit cost	**$ (77,326)**	$ (126,060)	**$ (459,490)**	$ (451,426)
Amounts recognized in the consolidated balance sheet				
Accrued benefit liability	**$ (802,327)**	$ (456,517)	**$ (459,490)**	$ (451,426)
Intangible asset	**129,042**	136,118	**-**	-
Minimum pension liability included in accumulated other comprehensive income	**595,959**	194,339	**-**	-
Net amount recognized	**$ (77,326)**	$ (126,060)	**$ (459,490)**	$ (451,426)

(1) Plan assets are primarily invested in listed stocks and bonds and cash equivalents.

On September 10, 2002, the company issued 3,000,000 shares of its common stock to The Timken Company Collective Investment Trust for Retirement Trusts (Trust) as a contribution to three company-sponsored pension plans. The fair market value of the 3,000,000 shares of common stock contributed to the Trust was approximately $54,500,000, which consisted of 2,766,955 shares of the company's treasury stock and 233,045 shares issued from authorized common stock. As of December 31, 2002, the company's defined benefit pension plans held 2,700,000 common shares with fair value of $51,570,000.

In 2002, lower investment performance, which reflected lower stock market returns and lower interest rates, reduced the company's pension fund asset values and increased the company's defined benefit pension liability. The lowering of the discount rate from 7.5% to 6.6% also contributed to the increased pension liability. The accumulated benefit obligations at December 31, 2002 exceeded the market value of plan assets for the majority of the company's plans. For these plans, the projected benefit obligation was $2,097,000; the accumulated benefit obligation was $1,989,000; and the fair value of plan assets was $1,184,000 at December 31, 2002.

The intangible pension asset decreased by $7,100,000 from December 31, 2001. In 2002, the company recorded additional minimum pension liability of $394,700,000, which is included in accrued pension cost. This increase in the pension liability generated a non-cash aftertax charge to accumulated other comprehensive loss of $254,300,000 in 2002.

For 2003 expense, the company changed the expected rate of return on plan assets from 9.5% to 8.75%. This change, along with the lower discount rate, will result in an increase in 2003 pretax pension expense of approximately $25,000,000.

The following table summarizes the ***assumptions*** used by the consulting actuary and the ***related benefit cost*** information:

	Pension Benefits			Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
Assumptions						
Discount rate	**6.6%**	7.5%	8.0%	**6.6%**	7.5%	8.0%
Future compensation assumption	**3% to 4%**	3% to 4%	3% to 4%			
Expected long-term return on plan assets	**9.5%**	9.5%	9.5%			
Components of net periodic benefit cost (Thousands of dollars)						
Service cost	**$ 36,115**	$ 35,313	$ 33,328	**$ 4,357**	$ 4,047	$ 4,309
Interest cost	**132,846**	126,809	119,943	**47,505**	48,380	40,043
Expected return on plan assets	**(135,179)**	(126,882)	(116,302)	**-**	-	-
Amortization of prior service cost	**19,725**	19,919	21,995	**(6,408)**	(4,376)	(3,730)
Recognized net actuarial (gain) loss	**473**	(292)	(566)	**11,827**	9,646	3,670
Curtailment loss	**6,706**	6,333	-	**-**	8,738	-
Amortization of transition asset	**(1,143)**	(982)	(1,002)	**871**	-	-
Net periodic benefit cost	**$ 59,543**	$ 60,218	$ 57,396	**$ 58,152**	$ 66,435	$ 44,292

For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 9.0% for 2003; declining gradually to 6.0% in 2006 and thereafter for pre-age 65 benefits; 6.0% for post-age 65 benefits for all years; and 15.0% for 2003, declining gradually to 6.0% in 2014 and thereafter for prescription drug benefits.

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point increase in the assumed health care cost trend rate would increase the 2002 total service and interest cost components by $2,107,000 and would increase the postretirement benefit obligation by $31,969,000. A one-percentage-point decrease would provide corresponding reductions of $1,878,000 and $28,567,000, respectively.

12 RESEARCH AND DEVELOPMENT

Expenditures committed to research and development amounted to approximately $53,000,000 in 2002; $54,000,000 in 2001; and $52,000,000 in 2000. Such expenditures may fluctuate from year to year depending on special projects and needs.

13 SUBSEQUENT EVENT - ACQUISITION

Effective February 16, 2003, the company acquired IR's Engineered Solutions business, a leading worldwide producer of needle roller, heavy-duty roller and ball bearings, and motion control components and assemblies. IR's Engineered Solutions business is comprised of certain operating assets and subsidiaries, including The Torrington Company. IR's Engineered Solutions business had sales of $1.2 billion in 2002.

The company paid IR $700,000,000 in cash, subject to post-closing purchase price adjustments, and issued $140,000,000 of its common stock (9,395,973 shares) to Ingersoll-Rand Company, a subsidiary of IR. To finance the cash portion of the transaction the company utilized, in addition to cash on hand: $180,009,500, net of underwriting discounts and commissions, from a public offering of 12,650,000 shares of common stock at $14.90 per common share; $246,945,000, net of underwriting discounts and commissions, from a public offering of $250,000,000 of 5.75% senior unsecured notes due 2010; $125,000,000 from its Asset Securitization facility; and approximately $86,000,000 from its new senior credit facility.

In connection with the closing of the Torrington acquisition and the funding of its new senior credit facility, the company terminated its then existing $300,000,000 revolving credit agreement. In addition, the company did not utilize the $375,000,000 one-year term loan facility that was a part of the new senior credit facility.

14 SEGMENT INFORMATION

Description of types of products and services from which each reportable segment derives its revenues

The company's reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The company has three reportable segments: Automotive Bearings, Industrial Bearings and Steel.

Automotive Bearings include products for passenger cars, light and heavy trucks and trailers. Industrial Bearings include industrial, rail, aerospace and super precision products as well as emerging markets in China, India and Central and Eastern Europe. The company's bearing products are used in a wide variety of products including railroad cars and locomotives, machine tools, rolling mills and farm and construction equipment, in aircraft, missile guidance systems, computer peripherals and medical instruments.

Steel products include steels of intermediate alloy, vacuum processed alloys, tool steel and some carbon grades. These are available in a wide range of solid and tubular sections with a variety of finishes. The company also manufactures custom-made steel products, including precision steel components. A significant portion of the company's steel is consumed in its bearing operations. In addition, sales are made to other anti-friction bearing companies and to aircraft, automotive, forging, tooling, oil and gas drilling industries and steel service centers. Tool steels are sold through the company's distribution facilities.

Measurement of segment profit or loss and segment assets

The company evaluates performance and allocates resources based on return on capital and profitable growth. Specifically, the company measures segment profit or loss based on earnings before interest and income taxes (EBIT). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at values based on market prices, which creates intercompany profit on intersegment sales or transfers.

Factors used by management to identify the enterprise's reportable segments

Geographical entities as defined here are not reflective of how the Automotive Bearings, Industrial Bearings and Steel businesses are operated by the company. Europe information presented reflects shipments from European locations. The information does not include product manufactured by facilities located outside Europe and shipped directly to customers located in Europe.

Geographic Financial Information	**United States**	**Europe**	**Other Countries**	**Consolidated**
(Thousands of dollars)				
2002				
Net sales	**$ 1,987,499**	**$ 365,460**	**$ 197,116**	**$ 2,550,075**
Non-current assets	**1,472,680**	**223,348**	**84,036**	**1,780,064**
2001				
Net sales	$ 1,906,823	$ 351,242	$ 189,113	$ 2,447,178
Non-current assets	1,402,780	232,105	69,819	1,704,704
2000				
Net sales	$ 2,062,306	$ 361,649	$ 219,053	$ 2,643,008
Non-current assets	1,391,080	204,135	70,348	1,665,563

Segment Financial Information	2002	2001	2000
(Thousands of dollars)			
Automotive Bearings			
Net sales to external customers	**$ 840,763**	$ 751,029	$ 839,838
Depreciation and amortization	**33,866**	36,381	35,344
Impairment and restructuring charges	**18,992**	27,270	1,143
Receipt of U.S. Continued Dumping and Subsidy Offset Act (CDSOA) payment (net of expenses)	**10,829**	2,501	-
Earnings (loss) before interest and taxes	**14,715**	(39,939)	24,595
Capital expenditures	**34,948**	36,427	50,540
Assets employed at year-end	**718,495**	661,514	632,814
Industrial Bearings			
Net sales to external customers	**$ 883,534**	$ 882,279	$ 923,477
Depreciation and amortization	**45,429**	48,314	48,197
Impairment and restructuring charges	**9,313**	25,671	11,499
Receipt of CDSOA payment (net of expenses)	**39,373**	27,054	-
Earnings before interest and taxes	**72,872**	32,144	54,304
Capital expenditures	**32,178**	34,646	59,382
Assets employed at year-end	**1,051,053**	966,647	944,493
Steel			
Net sales to external customers	**$ 825,778**	$ 813,870	$ 879,693
Intersegment sales	**155,500**	146,492	196,500
Depreciation and amortization	**67,240**	67,772	67,506
Impairment and restructuring charges	**3,838**	1,748	15,112
Earnings before interest and taxes	**28,682**	9,345	19,349
Capital expenditures	**23,547**	31,274	52,795
Assets employed at year-end	**978,808**	904,924	986,798
Total			
Net sales to external customers	**$2,550,075**	$2,447,178	$2,643,008
Depreciation and amortization	**146,535**	152,467	151,047
Impairment and restructuring charges	**32,143**	54,689	27,754
Receipt of CDSOA payment (net of expenses)	**50,202**	29,555	-
Earnings before interest and taxes	**116,269**	1,550	98,248
Capital expenditures	**90,673**	102,347	162,717
Assets employed at year-end	**2,748,356**	2,533,084	2,564,105
Income Before Income Taxes			
Total EBIT for reportable segments	**$ 116,269**	$ 1,550	$ 98,248
Interest expense	**(31,540)**	(33,401)	(31,922)
Interest income	**1,676**	2,109	3,479
Intersegment adjustments	**(887)**	2,859	792
Income (loss) before income taxes and cumulative effect of change in accounting principle	**$ 85,518**	$ (26,883)	$ 70,597

The company evaluates operating performance based on each segment's profit before interest and income taxes. Therefore, interest expense and interest income are maintained at a corporate level and are not shown on a segmented basis.

15 INCOME TAXES

The provision (credit) for ***income taxes*** consisted of the following:

	2002		2001		2000	
	Current	**Deferred**	**Current**	**Deferred**	**Current**	**Deferred**
(Thousands of dollars)						
United States:						
Federal	**$ 5,220**	**$ 17,808**	$ (18,523)	$ 22,620	$ (1,093)	$ 13,093
State and local	**3,936**	**(1,682)**	2,332	(628)	1,775	(995)
Foreign	**7,661**	**1,124**	7,961	1,021	13,442	(1,513)
	$ 16,817	**$ 17,250**	$ (8,230)	$ 23,013	$ 14,124	$ 10,585

The company received an income tax refund of approximately $27,000,000 in 2002 and made income tax payments of approximately $7,210,000 in 2001 and $17,520,000 in 2000. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

The effect of temporary differences giving rise to ***deferred tax assets and liabilities*** at December 31, 2002 and 2001 was as follows:

	2002	2001
(Thousands of dollars)		
Deferred tax assets:		
Accrued postretirement benefits cost	**$ 169,113**	$170,975
Accrued pension cost	**192,983**	67,571
Benefit accruals	**18,262**	18,473
Tax loss and credit carryforwards	**59,515**	33,787
Other–net	**1,818**	12,754
Valuation allowance	**(18,124)**	(34,756)
	423,562	268,804
Deferred tax liability–depreciation	**(218,508)**	(198,746)
Net deferred tax asset	**$ 205,054**	$ 70,058

The company has U.S. net operating losses from 2002 and 2001 with benefits totaling $29.5 million. These losses will start to expire in 2021. In addition, the company has loss carryforward benefits in various foreign jurisdictions of $4.7 million without expiration dates and state and local loss carryforward benefits of $2.5 million, which will begin to expire in 2014. These losses are fully reserved by the company.

The company has a research tax credit carryforward of $2.9 million, an AMT credit carryforward of $9.3 million and state income tax credits of $10.6 million. The research tax credits will expire annually between 2019 and 2022, and the AMT credits do not have any expiration date. The state income tax credits will expire at various intervals beginning in 2003 and are fully reserved by the company.

Following is the ***reconciliation*** between the provision for income taxes and the amount computed by applying U.S. federal income tax rate of 35% to income before taxes:

	2002	2001	2000
(Thousands of dollars)			
Income tax (credit) at the statutory federal rate	**$ 29,931**	$ (9,409)	$ 24,709
Adjustments:			
State and local income taxes, net of federal tax benefit	**1,465**	1,107	507
Losses without current tax benefits	**3,598**	20,854	5,177
Settlements and claims for prior years	**-**	-	(5,125)
Adjustment of world-wide tax liabilities	**(2,117)**	532	(1,900)
Other items	**1,190**	1,699	1,341
Provision for income taxes	**$ 34,067**	$ 14,783	$ 24,709
Effective income tax rate	**40%**	N/A	35%

In 2001 and 2000, the company incurred losses without current tax benefits related to the United Kingdom, Brazil and China. In 2002, the company incurred losses without current tax benefits related to Brazil and China.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
The Timken Company

We have audited the consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 6 to the consolidated financial statements, "Change in Method of Accounting," the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002.

Ernst & Young LLP
Canton, Ohio
February 18, 2003

FORWARD-LOOKING STATEMENTS

Certain statements set forth in this annual report (including the company's forecasts, beliefs and expectations) that are not historical in nature are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular the Corporate Profile on pages 18 through 20 and Management's Discussion and Analysis on pages 22 through 31 contain numerous forward-looking statements. The company cautions readers that actual results may differ materially from those expressed or implied in forward-looking statements made by or on behalf of the company due to a variety of important factors, such as:

a) risks associated with the consummation of the acquisition of Torrington, including the uncertainties in both timing and amount of actual benefits, if any, that may be realized as a result of the integration of the Torrington business with the company's operations and the timing and amount of the resources required to achieve those benefits; risks associated with diversion of management's attention from routine operations during the integration process; and risks associated with the higher level of debt associated with the acquisition.

b) changes in world economic conditions, including additional adverse effects from terrorism or hostilities. This includes, but is not limited to, political risks associated with the potential instability of governments and legal systems in countries in which the company or its customers conduct business and significant changes in currency valuations.

c) the effects of changes in customer demand on sales, product mix and prices in the industries in which the company operates. This includes the effects of customer strikes, the impact of changes in industrial business cycles and whether conditions of fair trade continue in the U.S. market.

d) competitive factors, including changes in market penetration, increasing price competition by existing or new foreign and domestic competitors, the introduction of new products by existing and new competitors and new technology that may impact the way the company's products are sold or distributed.

e) changes in operating costs. This includes the effect of changes in the company's manufacturing processes; changes in costs associated with varying levels of operations; changes resulting from inventory management and cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; changes in the cost of labor and benefits; and the cost and availability of raw materials and energy.

f) the success of the company's operating plans, including its ability to achieve the benefits from its global restructuring, manufacturing transformation, and administrative cost reduction initiatives as well as its ongoing continuous improvement and rationalization programs; the ability of acquired companies to achieve satisfactory operating results; and its ability to maintain appropriate relations with unions that represent company associates in certain locations in order to avoid disruptions of business.

g) unanticipated litigation, claims or assessments. This includes, but is not limited to, claims or problems related to intellectual property, product liability or warranty and environmental issues.

h) changes in worldwide financial markets, including interest rates to the extent they affect the company's ability to raise capital or increase the company's cost of funds, have an impact on the overall performance of the company's pension fund investments and/or cause changes in the economy which affect customer demand.

Additional risks relating to the company's business, the industries in which the company operates or the company's common stock may be described from time to time in the company's filings with the SEC. All of these risk factors are difficult to predict, are subject to material uncertainties that may affect actual results and may be beyond the company's control.

Except as required by the federal securities laws, the company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

summary of operations AND OTHER COMPARATIVE DATA

(Thousands of dollars, except per share data)	2002	2001	2000	1999
Statements of Income				
Net sales:				
Automotive Bearings	$ 840,763	$ 751,029	$ 839,838	$ (5)
Industrial Bearings	883,534	882,279	923,477	(5)
Total Bearings	1,724,297	1,633,308	1,763,315	1,759,871
Steel	825,778	813,870	879,693	735,163
Total net sales	2,550,075	2,447,178	2,643,008	2,495,034
Cost of products sold	2,080,498	2,046,458	2,142,135	2,002,366
Selling, administrative and general expenses	358,866	363,683	367,499	359,910
Impairment and restructuring charges	32,143	54,689	27,754	-
Operating income (loss)	78,568	(17,652)	105,620	132,758
Earnings before interest and taxes (EBIT)	115,382	4,409	99,040	123,120
Interest expense	31,540	33,401	31,922	27,225
Income (loss) before income taxes	85,518	(26,883)	70,597	98,991
Provision (credit) for income taxes	34,067	14,783	24,709	36,367
Income (loss) before cumulative effect of accounting changes	51,451	(41,666)	45,888	62,624
Net income (loss)	$ 38,749	$ (41,666)	$ 45,888	$ 62,624
Balance Sheets				
Inventory	$ 488,923	$ 429,231	$ 489,549	$ 446,588
Current assets	968,292	828,380	898,542	833,526
Working capital	334,222	187,224	311,090	348,455
Property, plant and equipment – net	1,226,244	1,305,345	1,363,772	1,381,474
Total assets	2,748,356	2,533,084	2,564,105	2,441,318
Total debt	461,219	497,015	514,604	449,890
Total liabilities	2,139,270	1,751,349	1,559,423	1,395,337
Shareholders' equity	$ 609,086	$ 781,735	$ 1,004,682	$ 1,045,981
Other Comparative Data				
Net income (loss) /Total assets	1.4%	(1.6)%	1.8%	2.6%
Net income (loss) /Net sales	1.5%	(1.7)%	1.7%	2.5%
EBIT/Beginning invested capital [1]	5.6%	0.2%	4.7%	5.6%
Inventory days (FIFO)	111.1	104.8	108.5	108.4
Net sales per associate [2]	$ 139.0	$ 124.8	$ 127.9	$ 119.1
Capital expenditures	$ 90,673	$ 102,347	$ 162,717	$ 173,222
Depreciation and amortization	$ 146,535	$ 152,467	$ 151,047	$ 149,949
Capital expenditures/Depreciation	61.9%	69.9%	112.4%	120.3%
Dividends per share	$ 0.52	$ 0.67	$ 0.72	$ 0.72
Earnings per share [3]	$ 0.63	$ (0.69)	$ 0.76	$ 1.01
Earnings per share - assuming dilution [3]	$ 0.62	$ (0.69)	$ 0.76	$ 1.01
Debt to total capital	43.1%	38.9%	33.9%	30.1%
Number of associates at year-end	17,963	18,735	20,474	20,856
Number of shareholders [4]	44,057	39,919	42,661	42,907



Total Net Sales to Customers
(Billions of dollars)
$3
$2.5
$2.0
$1.5
$1.0
$0.5
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02
Automotive and Industrial Bearings
Steel



EBIT/Beginning Invested Capital
18%
16%
14%
12%
10%
8%
6%
4%
2%
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02

1998	1997	1996	1995	1994	1993
$ [5]	$ [5]	$ [5]	$ [5]	$ [5]	$ [5]
[5]	[5]	[5]	[5]	[5]	[5]
1,797,745	1,718,876	1,598,040	1,524,728	1,312,323	1,153,987
882,096	898,686	796,717	705,776	618,028	554,774
2,679,841	2,617,562	2,394,757	2,230,504	1,930,351	1,708,761
2,098,186	2,005,374	1,828,394	1,723,463	1,514,098	1,369,711
356,672	332,419	319,458	304,046	283,727	276,928
-	-	-	-	-	48,000
224,983	279,769	246,905	202,995	132,526	14,122
208,866	286,766	242,304	197,957	134,674	7,843
26,502	21,432	17,899	19,813	24,872	29,619
185,350	266,592	225,259	180,174	111,323	(20,919)
70,813	95,173	86,322	67,824	42,859	(3,250)
114,537	171,419	138,937	112,350	68,464	(17,669)
$ 114,537	$ 171,419	$ 138,937	$ 112,350	$ 68,464	$ (271,932)
$ 457,246	$ 445,853	$ 419,507	$ 367,889	$ 332,304	$ 299,783
850,337	855,171	793,633	710,258	657,180	586,384
359,914	275,607	265,685	247,895	178,556	153,971
1,349,539	1,220,516	1,094,329	1,039,382	1,030,451	1,024,664
2,450,031	2,326,550	2,071,338	1,925,925	1,858,734	1,789,719
469,398	359,431	302,665	211,232	279,519	276,476
1,393,950	1,294,474	1,149,110	1,104,747	1,125,843	1,104,407
$ 1,056,081	$ 1,032,076	$ 922,228	$ 821,178	$ 732,891	$ 685,312
4.7%	7.4%	6.7%	5.8%	3.7%	(15.2)%
4.3%	6.5%	5.8%	5.0%	3.5%	(15.9)%
10.5%	16.1%	15.1%	12.6%	9.0%	0.5%
109.4	111.5	117.5	112.2	118.0	122.5
$ 127.5	$ 130.5	$ 132.4	$ 134.2	$ 119.9	$ 104.5
$ 258,621	$ 229,932	$ 155,925	$ 131,188	$ 119,656	$ 92,940
$ 139,833	$ 134,431	$ 126,457	$ 123,409	$ 119,255	$ 118,403
192.5%	177.3%	127.0%	109.1%	102.6%	80.2%
$ 0.72	$ 0.66	$ 0.60	$ 0.56	$ 0.50	$ 0.50
$ 1.84	$ 2.73	$ 2.21	$ 1.80	$ 1.11	$ (0.29)
$ 1.82	$ 2.69	$ 2.19	$ 1.78	$ 1.10	$ (0.29)
30.8%	25.8%	24.7%	20.5%	27.6%	28.7%
21,046	20,994	19,130	17,034	16,202	15,985
45,942	46,394	31,813	26,792	49,968	28,767

[1] EBIT/Beginning invested capital, a type of return on asset ratio, is used internally to measure the company's performance. In broad terms, invested capital is total assets minus non-interest-bearing current liabilities.

[2] Based on the average number of associates employed during the year.

[3] Based on the average number of shares outstanding during the year and excludes the cumulative effect of accounting changes in 1993, which related to the adoption of FAS No. 106, 109 and 112.

[4] Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans.

[5] It is impracticable for the company to restate prior year segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place until 2000.

DIRECTORS AND OFFICERS

DIRECTORS

Stanley C. Gault, 77, Director since 1988 (C)
Retired Chairman and Chief Executive Officer
The Goodyear Tire and Rubber Company (Akron, Ohio)
Retired Chairman and Chief Executive Officer
Rubbermaid, Inc. (Wooster, Ohio)

James W. Griffith, 49, Director since 1999
President and Chief Executive Officer
The Timken Company

John A. Luke, Jr., 54, Director since 1999 (C)
Chairman and Chief Executive Officer
MeadWestvaco (New York, New York)

Robert W. Mahoney, 66, Director since 1992 (C)
Retired Chairman
Diebold, Incorporated (Canton, Ohio)

Jay A. Precourt, 65, Director since 1996 (A)
Chairman and Chief Executive Officer
ScissorTail Energy (Vail, Colorado)

John M. Timken, Jr., 51, Director since 1986 (A)
Private Investor (Old Saybrook, Connecticut)

W.R. Timken, Jr., 64, Director since 1965
Chairman – Board of Directors
The Timken Company

Ward J. Timken, 60, Director since 1971
Vice President
The Timken Company

Ward J. Timken, Jr., 35, Director since 2002
Corporate Vice President – Office of the Chairman
The Timken Company

Joseph F. Toot, Jr., 67, Director since 1968
Retired President and Chief Executive Officer
The Timken Company

Martin D. Walker, 70, Director since 1995 (C)
Principal
MORWAL Investments (Westlake, Ohio)

Jacqueline F. Woods, 55, Director since 2000 (A)
Retired President
Ameritech Ohio (Cleveland, Ohio)

(A) Member of Audit Committee (C) Member of Compensation Committee

OFFICERS

Curt J. Andersson, 41, 2 years of service
Senior Vice President – Industrial Integration
Officer since 2000

Michael C. Arnold, 46, 23 years of service
President – Industrial
Officer since 2000

Sallie B. Bailey, 43, 7 years of service
Senior Vice President – Finance and Controller
Officer since 1999

Bill J. Bowling, 61, 37 years of service
Executive Vice President, Chief Operating Officer
and President – Steel
Officer since 1996

William R. Burkhart, 37, 8 years of service
Senior Vice President and General Counsel
Officer since 2000

Donna J. Demerling, 52, 30 years of service
Senior Vice President – Supply Chain Transformation
Officer since 2000

Glenn A. Eisenberg, 41, 1 year of service
Executive Vice President – Finance and Administration
Officer since 2002

Jon T. Elsasser, 50, 24 years of service
Senior Vice President – e-Business and Corporate Planning
Officer since 1996

James W. Griffith, 49, 18 years of service
President and Chief Executive Officer
Officer since 1996

Karl P. Kimmerling, 45, 23 years of service
President – Automotive
Officer since 1998

Roger W. Lindsay, 46, 12 years of service
Senior Vice President – Human Resources and
Organizational Advancement
Officer since 2002

Salvatore J. Miraglia, Jr., 52, 30 years of service
Senior Vice President – Technology
Officer since 1996

Hans J. Sack, 48, 13 years of service
President – Specialty Steel
Officer since 1998

Mark J. Samolczyk, 47, 21 years of service
Senior Vice President – Automotive Integration
Officer since 2000

Scott A. Scherff, 48, 23 years of service
Corporate Secretary and Assistant General Counsel
Officer since 1999

W.R. Timken, Jr., 64, 40 years of service
Chairman – Board of Directors
Officer since 1968

Ward J. Timken, 60, 34 years of service
Vice President
Officer since 1992

Ward J. Timken, Jr., 35, 10 years of service
Corporate Vice President – Office of the Chairman
Officer since 2000

INTERNATIONAL ADVISORS

Dr. Carl H. Hahn
Wolfsburg, Germany

Madame Marie-France Garaud
Paris, France

SHAREHOLDER INFORMATION

Corporate Offices
The Timken Company
1835 Dueber Ave., S.W.
Canton, Ohio 44706-2798
Telephone: 330-438-3000

Annual Meeting of Shareholders
Tuesday, April 15, 2003, 10 a.m., Corporate Offices.
Direct meeting inquiries to Scott A. Scherff, corporate secretary and assistant general counsel, at 330-471-4226.

Stock Listing
New York Stock Exchange trading symbol, "TKR."
Abbreviation used in most newspaper stock listings is "Timken."

Shareholder Information
Dividends on common stock are generally payable in March, June, September and December.

The Timken Company offers an open enrollment dividend reinvestment and stock purchase plan through its transfer agent. This program allows current shareholders and new investors the opportunity to purchase shares of common stock without a broker.

Shareholders of record may increase their investment in the company by reinvesting their dividends at no cost. Shares held in the name of a broker must be transferred to the shareholder's name to permit reinvestment.

Please direct inquiries to:

National City Bank Reinvestment Services
P.O. Box 94946
Cleveland, Ohio 44101-4946

Inquiries concerning dividend payments, change of address or lost certificates should be directed to National City Bank at 1-800-622-6757.

Transfer Agent and Registrar
National City Bank Shareholder Services
P.O. Box 92301
Cleveland, Ohio 44193-0900

Independent Auditors
Ernst & Young LLP
200 Market Ave., N.
Canton, Ohio 44702-1418

Publications
The Annual Meeting Notice, Proxy Statement and Proxy Form are mailed to shareholders in March.

Copies of Forms 10-K and 10-Q may be obtained from the company's Web site,
www.timken.com/investors,
or by written request at no charge from:

The Timken Company
Shareholder Relations, GNE-04
P.O. Box 6928
Canton, Ohio 44706-0928

Other Information
Analysts and investors may contact:

Kevin R. Beck, GNE-04
Manager – Investor Relations
The Timken Company
P.O. Box 6928
Canton, Ohio 44706-0928
Telephone: 330-471-7181

Media representatives may contact:

Elaine M. Russell Reolfi, GNW-37
Global Manager –
Corporate and Marketing Communications
The Timken Company
P.O. Box 6932
Canton, Ohio 44706-0932
Telephone: 330-471-3502

The Timken Company's Web site:
www.timken.com.

Printed on Recycled Paper


TIMKEN
WORLDWIDE LEADER IN BEARINGS AND STEEL